UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 13

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-4 (File No. 333-218046) of Telecom Argentina S.A., as such Registration Statement may be amended from time to time, and to be a part thereof from the date on which this report is filed.

This Form 6-K for Nortel Inversora S.A. contains:

Exhibit
1.	Nortel Inversora S.A. — Unaudited Condensed Consolidated Financial Statements, as of March 31, 2017

Exhibit 1

Nortel Inversora S.A. — Unaudited Condensed Consolidated Financial Statements, as of March 31, 2017

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND 2016

INDEX

Operating and financial review and prospects as of March 31, 2017
Unaudited condensed consolidated financial statements
Unaudited consolidated statements of financial position
Unaudited consolidated income statements
Unaudited consolidated statements of comprehensive income
Unaudited consolidated statements of changes in equity
Unaudited consolidated statements of cash flows
Notes to the unaudited condensed consolidated financial statements

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF MARCH 31, 2017

(In millions of Argentine pesos or as expressly indicated)

1.              General considerations

As required by CNV regulations, the Company has prepared its consolidated financial statements as of March 31, 2017 under IFRS as issued by IASB. Additional information is given in Note 1 to the consolidated financial statements.

2.              The Company and the Telecom Group’s activities for the three-month periods ended March 31, 2017 (“1Q17”) and 2016 (“1Q16”)

Total revenues and other income for 1Q17 amounted to $14,742 (+18.2% vs. 1Q16), operating costs — including depreciations, amortizations and impairment of PP&E— amounted to $11,856 (+13.1% vs. 1Q16), operating income before depreciation and amortization amounted to $4,631 (+36.4% vs. 1Q16) — representing 31.4% of consolidated revenues—, operating income amounted to $2,886 (+45.0% vs. 1Q16) and net income amounted to $1,959 (+109.7% vs. 1Q16). Net income attributable to Nortel amounted to $1,081 (+110.3% vs. 1Q16).

			Variation
	1Q17	1Q16	$	%
Revenues	14,726	12,455	2,271	18.2
Other income	16	19	(3)	(15.8)
Operating costs without depreciation and amortization	(10,111)	(9,078)	(1,033)	11.4
Operating income before depreciation and amortization	4,631	3,396	1,235	36.4
Depreciation and amortization	(1,673)	(1,375)	(298)	21.7
Impairment of PP&E	(72)	(30)	(42)	140.0
Operating income	2,886	1,991	895	45.0
Financial results, net	126	(550)	676	(122.9)
Income before income tax expense	3,012	1,441	1,571	109.0
Income tax expense	(1,053)	(507)	(546)	107.7
Net income	1,959	934	1,025	109.7

Attributable to:
Nortel (Controlling Company)	1,081	514	567	110.3
Non-controlling interest	878	420	458	109.0
	1,959	934	1,025	109.7

Basic and diluted earnings per share attributable to Nortel
On Ordinary shares	103.52	49.22
On preferred Class “B” shares	359.87	171.11

•                 Total revenues and other income

During 1Q17 consolidated total revenues increased 18.2% (+$2,271 vs. 1Q16) amounting to $14,726 mainly fueled by the mobile services provided by Personal and fixed retail services.

			Variation
Services	1Q17	1Q16	$	%
Voice and Internet — Retail	3,328	2,364	964	40.8
Voice and Internet — Wholesale	348	356	(8)	(2.2)
Data	813	686	127	18.5
Subtotal Fixed Services	4,489	3,406	1,083	31.8
Postpaid — Retail	4,833	3,736	1,097	29.4
Prepaid — Retail	2,352	2,134	218	10.2
Other — Retail	140	116	24	20.7
CPP	277	147	130	88.4
Wholesale	507	318	189	59.4
Subtotal Personal Mobile Services	8,109	6,451	1,658	25.7
Postpaid — Retail	263	220	43	19.5
Prepaid — Retail	306	251	55	21.9
Other — Retail	21	29	(8)	(27.6)
Wholesale	39	48	(9)	(18.8)
Subtotal Núcleo Mobile Services	629	548	81	14.8
Total service revenues	13,227	10,405	2,822	27.1
Equipment
Fixed Services	22	33	(11)	(33.3)
Personal Mobile Services	1,453	1,957	(504)	(25.8)
Núcleo Mobile Services	24	60	(36)	(60.0)
Total equipment revenues	1,499	2,050	(551)	(26.9)

Total revenues	14,726	12,455	2,271	18.2

I

Services revenues amounted to $13,227 (+27.1% vs. 1Q16) and represented 89.8% of consolidated revenues (vs. 83.5% in 1Q16). Equipment revenues decreased 26.9%, amounting to $1,499 and represented 10.2% of consolidated revenues (vs. 16.5% in 1Q16).

Fixed Services

During 1Q17, services revenues generated by this segment amounted to $4,489 (+$1,083 or 31.8% vs. 1Q16), where Voice and Internet — Retail revenues have grown the most (+$964 or +40.8% vs. 1Q16), followed by data transmission services (+$127 or +18.5% vs. 1Q16).

Voice and Internet — Retail revenues (including regulated services) reached $3,328 in 1Q17 (+40.8% vs. 1Q16). Revenues from regulated services reached approximately 32% of the segment services revenues in 1Q17 (vs. 24% in 1Q16).

Revenues from voice services amounted to $1,733 in 1Q17 (+77.7% vs. 1Q16). The increase was mainly due to the increase in plans prices. Internet service revenues amounted to $1,595 in 1Q17 (+15% vs. 1Q16) as a result of the increase in the average plans prices. As a consequence, the Internet Average Monthly Revenue per User (“ARPU”) amounted to $331.3 pesos per month in 1Q17 vs. $248.8 pesos per month in 1Q16 (+33.2%). As of March 31, 2017, the number of ADSL subscribers amounted to approximately 1,733,000, equivalent to 44.5% of fixed telephony lines in service (vs. 45.1% in 1Q16). The churn rate per month amounted to 1.3% in 1Q17 (vs. 1.4% in 1Q16).

Voice wholesale revenues (including fixed and mobile interconnection revenues and lease of circuits, together with the revenues generated by the subsidiary Telecom USA amounting to $85) amounted to $348 in 1Q17 (-2.2% vs. 1Q16). Interconnection fixed and mobile revenues decreased $40 vs. 1Q16 while other wholesale revenues increased $32 in 1Q17, mainly due to higher prices related to cell sites rentals due to the variation of the $/US$ exchange rate.

Data revenues (including the revenues generated by the subsidiary Telecom USA amounted to $2) amounted to $813 (+$127 vs. 1Q16). These revenues were generated focusing on Telecom Argentina’s position as an integrated TICs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was primarily due to the variation of the $/US$ exchange rate related to agreements settled in such foreign currency and to the increase in the number of Innovation services’ customers.

Personal Mobile Services

During 1Q17, total services revenues amounted to $8,109 (+$1,658 or 25.7% vs. 1Q16), being the principal business segment in revenues terms (61.3% and 62.0% of services consolidated revenues in 1Q17 and 1Q16, respectively). Personal reached 19.3 million subscribers in Argentina (-2.1% vs. 1Q16). Approximately 67% of the subscriber base is prepaid subscribers and 33% is postpaid subscribers (including “Abono fijo” and postpaid Mobile Internet dongles). The churn rate per month amounted to 2.9% in 1Q17 (similar to 1Q16).

Voice revenues amounted to $2,403 in 1Q17 (+17.3% vs. 1Q16). The increase was mainly due to the increase in monthly charges prices in the postpaid and “Abono fijo” subscriber base and to the increase of the online recharges in the prepaid subscriber base.

Mobile data services revenues (included in retail postpaid and prepaid revenues) amounted to $1,244 (-$491 or -28% vs. 1Q16). This situation is related to the main component of VAS revenues, SMS consumption, which decreased $252 or -31.8% vs. 1Q16, experiencing a decrease in TOU (-43.3% vs. 1Q16). SMS with contents sales also decreased, showing an inter-annual decrease of $246 or -28.1%.

Revenues related to Mobile Internet services (included in retail postpaid and prepaid revenues) amounted to $3,678 (+$1,476 or +67% vs. 1Q16). This increase is mainly explained by the increase in browsing services consumption of Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plans and packs (including VAS) launched by Personal. This growth was fueled by new subscribers, the migration of the existing ones to higher-value plans and the increase of subscribers that acquired 3G and 4G handsets, which facilitate Internet browsing.

As a consequence of the increase in VAS use (Internet and data), ARPU increased to $133.4 pesos per month in 1Q17 (vs. $104.4 pesos per month in 1Q16), which represents an increase of 27.8%.

CPP revenues amounted to $277 (+88.4% vs. 1Q16) mainly due to the increase in the price per minute (+173% vs. 1Q16), partially offset by a decrease in traffic volumes.

Wholesale revenues amounted to $507 (+59.4% vs. 1Q16), basically due to the increase in average prices partially offset by a decrease in interconnection traffic volumes.

II

Núcleo Mobile Services

This segment generated services revenues equivalent to $629 during 1Q17 (+$81 or 14.8% vs. 1Q16) mainly due to the Internet revenues increase, related to the increase of browsing generated by subscribers with mobile equipment prepared for that purpose. As of March 31, 2017, Núcleo’s subscriber base reached 2.5 million customers. Prepaid and postpaid subscribers (including “Plan Control” subscribers and mobile Internet subscribers) represented 82% and 18% in 1Q17, respectively.

Internet revenues amounted to $285 (+33.2% vs. 1Q16) and represented 45.3% of Núcleo Mobile Services segment services revenues (vs. 39.1% in 1Q16).

Equipment

Revenues from equipment amounted to $1,499, -$551 or -26.9% vs. 1Q16. This decrease is mainly related to the Personal Mobile Services with a decrease of $504 vs. 1Q16 due to lower handsets sold (-32% vs. 1Q16) partially offset by higher handset’s sale prices (+5% vs. 1Q16).

•                 Operating costs

Consolidated operating costs —including depreciations, amortizations and impairment of PP&E— totaled $11,856 in 1Q17, which represents an increase of $1,373 or +13.1% vs. 1Q16. The increase in costs is mainly a consequence of a higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Telecom Group in Argentina, the increase in fees for services related to higher supplier prices, the increase in taxes and fees with the Regulatory Authority, the increase in bad debt expenses and higher depreciations and amortizations, partially offset by the decrease in the cost of equipments and handsets, the decrease of VAS costs and the decrease in agent commissions.

The costs breakdown is as follows:

			Variation		Variation in $ by segment
	1Q17	1Q16	$	%	Fixed Serv.	Personal M. Serv.	Núcleo M. Serv.	Nortel
Employee benefit expenses and severance payments	(2,740)	(2,175)	(565)	26.0	(422)	(131)	(12)	—
Interconnection costs and other telecommunication charges	(791)	(707)	(84)	11.9	(29)	(63)	8	—
Fees for services, maintenance, materials and supplies	(1,363)	(1,096)	(267)	24.4	(154)	(98)	(14)	(1)
Taxes and fees with the Regulatory Authority	(1,390)	(1,209)	(181)	15.0	(79)	(98)	(5)	1
Commissions	(1,151)	(1,231)	80	(6.5)	—	86	(6)	—
Agent commissions capitalized as SAC	239	341	(102)	(29.9)	(15)	(85)	(2)	—
Cost of equipments and handsets	(1,173)	(1,534)	361	(23.5)	26	277	58	—
Cost of equipments and handsets capitalized as SAC	13	35	(22)	(62.9)	—	(7)	(15)	—
Advertising	(223)	(192)	(31)	16.1	(17)	(15)	1	—
Cost of VAS	(283)	(390)	107	(27.4)	(5)	121	(9)	—
Provisions	(154)	(14)	(140)	1,000.0	(68)	(72)	—	—
Bad debt expenses	(342)	(255)	(87)	34.1	(4)	(78)	(5)	—
Other operating expenses	(753)	(651)	(102)	15.7	(44)	(52)	(5)	(1)
Subtotal	(10,111)	(9,078)	(1,033)	11.4	(811)	(215)	(6)	(1)
Depreciation of PP&E	(1,190)	(933)	(257)	27.5	(87)	(137)	(33)	—
Amortization of SAC and service connection charges	(391)	(338)	(53)	15.7	4	(60)	3	—
Amortization of other intangible assets	(92)	(104)	12	(11.5)	—	12	—	—
Impairment of PP&E	(72)	(30)	(42)	140.0	(33)	(8)	(1)	—
Total operating costs	(11,856)	(10,483)	(1,373)	13.1	(927)	(408)	(37)	(1)

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $2,740 (+$565 or +26.0% vs. 1Q16). The increase was mainly due to increases in salaries agreed by Telecom Group with several trade unions for the unionized employees and also to non-unionized employees, together with related social security charges. With a total headcount of 15,769 by the end of 1Q17, (vs. 16,295 employees in 1Q16), lines in service per employee reached 360 in the Fixed Services segment (-1.4% vs. 1Q16), subscribers per employee reached 4,226 (+5% vs. 1Q16) in the Personal Mobile Services segment and subscribers per employee reached 6,605 (+5.8% vs. 1Q16) in the Núcleo Mobile Services segment.

Interconnection costs and other telecommunication charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $791 (+$84 or +11.9% vs. 1Q16). The increase was mainly due to higher TLRD costs.

III

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $1,363, +$267 or +24.4% vs. 1Q16. The increase was mainly due to higher software maintenance costs in the fixed segment and an increase in system licenses costs in the mobile segment, higher costs of cell sites rentals and higher storage costs. There were also increases in fees for services, mainly due to higher costs recognized to suppliers in all segments.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, fees with the Regulatory Authority, IDC, municipal and other taxes) amounted to $1,390 (+15.0% vs. 1Q16), influenced mainly by the increase in revenues of fixed and mobile services and by the increase of the IDC related to higher collections and payments to suppliers in 1Q17 vs. 1Q16.

Commissions

Commissions (including Agent, distribution of prepaid cards and other commissions) amounted to $1,151 (-$80 or -6.5% vs. 1Q16). The decrease was mainly due to the decrease in Agents’ commissions as well as a decrease in collection commissions, CPP commissions and others.

On the other hand, agent commissions capitalized as SAC amounted to $239, -$102 or -29.9% vs.1Q16.

Cost of equipments and handsets

Cost of equipments and handsets amounted to $1,173 (-$361 or -23.5% vs. 1Q16) mainly due to a decrease in the units of handsets sold (-32% vs. 1Q16) partially offset by an increase in the average unit cost of sales (+19% vs. 1Q16) in the Personal Mobile Services segment.

On the other hand, SAC deferred costs from handsets sold amounted to $13, -$22 or -62.9% vs. 1Q16.

Advertising

Advertising amounted to $223 (+$31 vs. 1Q16), mainly due to the new advertising campaigns launched by the Telecom Group during 2017.

Cost of VAS

Cost of VAS amounted to $283 (-$107 or -27.4% vs. 1Q16). The decrease was mainly due to the decrease of VAS sales in the Personal Mobile Services segment, as a consequence of the service operators scrubbing carried out within the content business general reorganization realized by Personal in 2016.

Provisions

Provisions amounted to $154, +$140 vs. 1Q16. The increase was mainly due to higher labor claims (+$121 vs. 1Q16), higher civil and commercial claims (+$15 vs. 1Q16) and higher tax, regulatory and other contingencies (+$4 vs. 1Q16).

Bad debt expenses

Bad debt expenses amounted to $342 (+$87 or +34.1% vs. 1Q16), representing approximately 2.3% and 2.0% of the consolidated revenues in 1Q17 and 1Q16, respectively. The main increase is derived from the Personal Mobile Services segment (amounting to $78) as a consequence of higher aging of the accounts receivable provision, recorded in accordance with the accounting policy of the Group, and the impact of handsets sales directly financed by Personal and Núcleo to its subscribers.

Other operating costs

Other operating costs amounted to $753 (+$102 or +15.7% vs. 1Q16). The increase was mainly due to higher prices on related services in the operations in Argentina and the increase of rent prices (+$50 or +27.9% vs. 1Q16), as a result of new agreements and the renegotiation of some of the existing ones.

•                 Operating income before depreciation and amortization

Operating income before depreciation and amortization amounted to $4,631 in 1Q17 (+$1,235 or 36.4% vs. 1Q16), representing 31.4% of consolidated revenues in 1Q17 (vs. 27.3% in 1Q16). This growth was mainly fueled by the Fixed Services segment (+$290 or +35.5% vs. 1Q16) and Personal Mobile Services segment (+$907 or +37.8% vs. 1Q16).

IV

Operating income before depreciation and amortization generated by equipment and handset sales (including SAC capitalization) amounted to $339 in 1Q17 vs. $551 in 1Q16 (-$212 or -38.5% vs. 1Q16), while operating income before depreciation and amortization generated by services sales amounted to $4,292 in 1Q17 vs. $2,845 in 1Q16 (+$1,447 or +50.9% vs. 1Q16).

Depreciation and amortization

Depreciation and amortization amounted to $1,673 (+$298 or +21.7% vs. 1Q16). The increase in depreciation and amortization includes $257 from PP&E depreciation and $53 from amortization of SAC and service connection costs, partially offset by $12 from amortization of intangible assets without SAC. The increase in depreciation and amortization corresponds 28% to the Fixed Services segment and 72% to the mobile services segments.

Impairment of PP&E

Impairment of PP&E amounted to $72 in 1Q17 (+$42 vs. 1Q16) and are mainly related to the Fixed Services segment.

•                 Operating income

Operating income amounted to $2,886 in 1Q17 (+$895 or 45.0% vs. 1Q16). The margin over consolidated revenues represented 19.6% in 1Q17 (vs. 16.0% in 1Q16). This growth was mainly fueled by the Personal Mobile Services segment (+$714 or +45.4% vs. 1Q16) and the Fixed Services segment (+$174 or +44.5% vs. 1Q16).

•                 Financial results, net

Net financial results resulted in a net income of $126, representing an increase of $676 vs. 1Q16. The higher income was mainly due to higher net foreign currency exchange gains, net (+$707 vs. 1Q16) and higher interests on receivables (+$78 vs. 1Q16), partially offset by lower investments results (-$134 vs. 1Q16).

•                 Net income

Nortel reached a net income of $1,959 in 1Q17, +$1,025 or +109.7% as compared to 1Q16, representing 13.3% of the consolidated revenues in 1Q17 (vs. 7.5% in 1Q16). Net income attributable to Nortel amounted to $1,081 in 1Q17, +$567 or +110.3% as compared to 1Q16.

•                 Net financial debt

As of March 31, 2017, consolidated net financial debt (Cash and Cash Equivalents plus financial investments minus financial debt) amounted to $2,972, showing a decrease of $253 as compared to the consolidated net financial debt as of March 31, 2016, which amounted to $3,225). This variation was mainly due to an increase in the generation of cash from operating activities of the Telecom Group. As of March 31, 2017, the Fixed Services segment has a net financial asset of $435, the Personal Mobile Services segment has a net financial debt of $3,124 and the Núcleo Mobile Services segment has a net financial debt of $334.

•                 Capital expenditures (CAPEX)

CAPEX composition for 1Q17 and 1Q16 is as follows:

	In millions of $		% of participation		Variation
	1Q17	1Q16	1Q17	1Q16	$	%
Fixed Services	643	582	38%	31%	61	10
Personal Mobile Services	969	1,194	58%	63%	(225)	(19)
Núcleo Mobile Services	66	126	4%	7%	(60)	(48)
Total CAPEX	1,678	1,902	100%	100%	(224)	(12)

PP&E CAPEX amounted to $1,400 and intangible assets CAPEX amounted to $278 in 1Q17, while in 1Q16 amounted to $1,472 and $430, respectively.

In relative terms, CAPEX represented 11.4% of consolidated revenues in 1Q17 (15.3% in 1Q16), and were intended mainly for the external wiring and network access equipment, to the initial deployment of the new 4G network, transmission and switching equipment, computer equipment and SAC.

V

PP&E and intangible assets additions (CAPEX plus materials additions) for 1Q17 and 1Q16 are as follows:

	In millions of $		% of participation		Variation
	1Q17	1Q16	1Q17	1Q16	$	%
Fixed Services	972	833	48%	35%	139	17
Personal Mobile Services	983	1,313	48%	56%	(330)	(25)
Núcleo Mobile Services	78	217	4%	9%	(139)	(64)
Total additions	2,033	2,363	100%	100%	(330)	(14)

Main PP&E CAPEX projects are related to the expansion of fixed broadband services in order to improve transmission and speed offered to customers; deployment of 3G and 4G services to support the growth of mobile Internet, improvement of the quality service together with the launch of innovative VAS services and the expansion of transmission and transport networks to meet the growing demand of services of our fixed and mobile customers.

3.              Summary of comparative consolidated statements of financial position

	March 31,
	2017	2016	2015	2014	2013
Current assets	16,360	12,682	7,292	9,474	7,496
Non-current assets	32,563	28,244	19,877	14,556	11,129
Total assets	48,923	40,926	27,169	24,030	18,625
Current liabilities	15,982	18,200	8,428	8,831	5,841
Non-current liabilities	11,115	3,950	2,783	2,038	1,781
Total liabilities	27,097	22,150	11,211	10,869	7,622
Equity attributable to Nortel (Controlling Company)	11,868	10,186	8,758	7,171	5,915
Equity attributable non-controlling interest	9,958	8,590	7,200	5,990	5,088
Total Equity	21,826	18,776	15,958	13,161	11,003
Total liabilities and equity	48,923	40,926	27,169	24,030	18,625

4.              Summary of comparative consolidated income statements

	1Q17	1Q16	1Q15	1Q14	1Q13
Revenues and other income	14,742	12,474	8,879	7,476	6,073
Operating costs	(11,856)	(10,483)	(7,204)	(6,103)	(4,961)
Operating income	2,886	1,991	1,675	1,373	1,112
Financial results, net	126	(550)	(78)	(28)	135
Income before income tax expense	3,012	1,441	1,597	1,345	1,247
Income tax expense	(1,053)	(507)	(554)	(440)	(437)
Net income	1,959	934	1,043	905	810
Other comprehensive income, net of tax	(21)	189	—	206	63
Total comprehensive income	1,938	1,123	1,043	1,111	873
Attributable to Nortel (Controlling Company)	1,071	581	573	568	458
Attributable to non-controlling interest	867	542	470	543	415

5.              Statistical data (in physical units)

•                  Fixed services (in thousands, except for lines in service per employees)

	1Q17		1Q16		1Q15		1Q14		1Q13
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter

Lines in service	3,893	(27)	4,010	(33)	4,077	(16)	4,108	(16)	4,109	(19)

ADSL subscribers	1,733	(5)	1,809	(5)	1,768	(3)	1,714	7	1,626	(3)

Lines in service per employee (a)	360	—	365	—	370	—	373	—	371	—

(a)      Line in services / effective employees.

VI

•                  Mobile services

Personal (in thousands, except for subscriber per employee disclosed in units)

	1Q17		1Q16		1Q15		1Q14		1Q13
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (i)	2,145	(15)	2,132	(3)	2,033	(122)	2,365	(52)	2,415	29

“Abono fijo” plans (i)	4,221	(27)	4,275	59	3,938	(55)	3,856	(23)	3,583	106

Prepaid subscribers (ii)	12,795	(212)	13,140	(48)	13,217	(45)	13,461	(79)	12,763	43

Dongles (iii)	92	(7)	117	—	144	(31)	231	(21)	353	(39)

Total subscribers	19,253	(261)	19,664	8	19,332	(253)	19,913	(175)	19,114	139

Lines per employee	4,226	—	4,025	—	3,909	—	3,911	—	3,642	—

(i)                  Lines which are paid through customer billing.

(ii)                Prepaid lines which were refilled at least once in the last 13 months.

(iii)              Corresponds to mobile Internet subscribers with post-paid, “Abono fijo”, and prepaid contracts.

Núcleo (in thousands, except for subscriber per employee disclosed in units)

	1Q17		1Q16		1Q15		1Q14		1Q13
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers (i)	22	—	27	(1)	28	(1)	28	(1)	29	(1)

“Plan control” subscribers (i)	373	(7)	393	17	332	13	304	7	270	9

Prepaid subscribers (ii)	2,101	32	2,045	19	2,021	22	1,929	(7)	1,888	16

Dongles (iii)	47	(15)	95	(15)	123	(6)	147	(6)	142	10

Subtotal mobile	2,543	10	2,560	20	2,504	28	2,408	(7)	2,329	34

Internet subscribers - Wimax	5	—	6	—	5	—	5	—	6	—

Total subscribers	2,548	10	2,566	20	2,509	28	2,413	(7)	2,335	34

Lines per employee (iv)	6,605	—	6,244	—	6,229	—	5,761	—	5,354	—

(i)                  Lines which are paid through customer billing.

(ii)                Prepaid lines which were refilled at least once in the last 13 months.

(iii)              Corresponds to mobile Internet subscribers with post-paid, “Plan control” and prepaid contracts.

(iv)              Internet Wimax subscribers are not included.

6.              Consolidated ratios

	1Q17	1Q16	1Q15	1Q14	1Q13
Liquidity (1)	1.02	0.70	0.87	1.07	1.28
Solvency (2)	0.81	0.85	1.42	1.21	1.44
Locked-up capital (3)	0.67	0.69	0.73	0.61	0.60

(1)             Current assets/Current liabilities.

(2)             Total equity/Total liabilities.

(3)             Non-current assets/Total assets.

7.              Outlook

Fiscal year 2017 is developing in a more favorable macroeconomic context in terms of levels of activity, salaries recovery and consumption and, essentially, a significant reduction of the inflation rate as compared to fiscal year 2016. Regarding regulatory matters, it is expected that some adjustments will continue to be performed over telecommunications industry regulations, promoting ICT services convergence and industry competition. The Telecom Group is optimistic that the Regulatory Authority will provide symmetrical rules among different operators that promote long-term investments and the closing of claims started in previous years.

The Telecom Group expects moderate economic growth rates for 2017 amounting to approximately 3.5% (GDP in real terms), with inflation rates that should not exceed 20% per year. However, the Telecom Group is confident that the demand of its products and services will remain at good levels, especially those related to Internet use, and in particular of those related to innovative offers associated with convergence at home, which the Telecom Group will continue launching in order to provide to most of its customers with the benefits of hiring its services in their home, company or by enjoying the wide access levels of Personal services. The Telecom Group will continue working to enrich its offer with products and services to encourage the increase of our ARPU in all business segments, with pricing policies segmented to the possibilities of each type of customer, without neglecting global profitability of its business.

Fixed telephony evolution will continue in line with recent year’s global trend, influenced by market maturity.

VII

In order to continue with home Internet improving, Ultra Broad Band (high bandwidth) will continue to be developed with new technologies that replace copper by fiber optic in different network points, allowing its customers to access to speeds over 100 Mgs. These infrastructure investments will not only improve current Internet services, they will also allow the Telecom Group to improve its positioning and offer when the distribution of content in real time (in particular TV) begins, in the terms and markets that regulation allows.

The Telecom Group will continue developing convergent offers, under modalities allowed by current defense competition regulations in force, providing its customers with Internet services, fixed and mobile calls, with differential benefits provided by joint subscribing services. In this sense, service discharges levels will decrease, maximizing the positioning of the other service and the competitiveness level of each country region. Simplification of service offering focused on data and Internet services will continue characterizing its positioning in mobile services.

Personal will continue working focusing on service quality and the nationwide deployment of the 4G LTE network, improving coverage and network speed. 4G services will also be expanded with new frequencies and more investments, continuing with technological reconversion and the expansion of the network capacity, obtaining LTE capacity in over than 80% of our sites. The ambitious investment plan assumes that Personal will be able to develop its activities in a symmetrical competition framework with the remaining operators. The distribution of content in real time through mobile devices will be one of our competitive advantages in providing this service.

For the high value mobile segment, the Telecom Group will seek to improve the user experience, working in simplifying customers’ management and attention, through more flexible and differential processes. These actions will also be accompanied by greater offer convenience and a”1 to 1” relationship model, repositioning Personal Black as a differential offer with special benefits for high value subscribers.

The Telecom Group will reinforce work at a regional level, promoting a differential offer according to the competitiveness level of each region, to enhance positioning and/or maximizing the customer base development on convergent customers.

For prepaid subscribers, the Telecom Group will continue working on a social network-oriented offer, coupled with real-time campaigns that promote prepaid subscribers base and improve ARPU of such subscribers.

Mobile subscribers loyalty program Club Personal will maintain its goal of extending the customer’s life cycle through an interactive, continuous and positive relationship, and, in 2017, this program will be unified into a single loyalty club for the Group through a cross-selling strategy that will allow customers to access to differential offers and exclusive benefits when choosing us as a comprehensive ICT provider.

Quality in customer service will continue to have focus on communication channels efficiency and care segmentation with a “central customer” vision. It will also continue promoting the self-management channel (through the use of social networks), to simplify the administration and control of each customer services.

For the corporate segment, efforts will continue to focus on the provision of converged solutions, with a portfolio that will provide customers with next-generation Datacenter services as well as value-added services associated with cloud computing and security solutions.

It is expected that, during this fiscal year, the Regulatory Authority preliminary opinion will be obtained in order to implement the corporate integration of Telecom Argentina with Personal, and thereby facilitate the services convergence promoted by recent regulatory changes.

The Telecom Group will continue working on its goal of promoting operational excellence, looking for a better use of the Telecom Group’s physical, human and technological resources, so as to continue meeting the profitability expectations of our investors. In order to achieve this goal, the Telecom Group has developed an ambitious multi-year business plan that foresees for 2017 increases in services sales over the projected inflation rate, improvement in profit margins over consolidated sales, the implementation of a capital assets investment plan of approximately 20% of such sales, and greater cash flow generation that will improve net results by reducing the financial cost and will enable the Group to reduce its net financial debt by the end of 2017.

VIII

The strategy implemented by the Telecom Group’s Management outlines the necessary basis for the Telecom Group to pursue its continuous goals of improving service quality, strengthening its market positioning and adequately reward the invested capital of those who finance our businesses. Our strategy and the important plan of investments in capital assets are based on this vision of future and on the commitment of the Telecom Group with our country and its people.

Baruki González
Chairman of the Board of Directors

IX

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		March 31,	December 31,
	Note	2017	2016
ASSETS
Current Assets
Cash and cash equivalents	2	1,635	4,002
Investments	2	4,302	1,751
Trade receivables	2	8,063	7,577
Other receivables	2	1,131	1,012
Inventories	2	1,229	1,278
Total current assets		16,360	15,620
Non-Current Assets
Trade receivables	2	193	208
Other receivables	2	367	362
Income tax assets	2	774	680
Investments	2	316	347
Property, plant and equipment (“PP&E”)	2	23,526	23,165
Intangible assets	2	7,387	7,592
Total non-current assets		32,563	32,354
TOTAL ASSETS		48,923	47,974
LIABILITIES
Current Liabilities
Trade payables	2	9,017	8,981
Deferred revenues	2	1,067	443
Financial debt	2	788	3,266
Salaries and social security payables	2	1,656	1,611
Income tax payables	2	1,627	727
Other taxes payables	2	1,325	1,149
Dividend payables	2	35	—
Other liabilities	2	83	76
Provisions	6	384	271
Total current liabilities		15,982	16,524
Non-Current Liabilities
Trade payables	2	141	152
Deferred revenues	2	437	445
Financial debt	2	8,420	8,646
Salaries and social security payables	2	182	184
Deferred income tax liabilities	2	312	571
Income tax payables	2	6	7
Other liabilities	2	184	170
Provisions	6	1,433	1,352
Total non-current liabilities		11,115	11,527
TOTAL LIABILITIES		27,097	28,051
EQUITY
Equity attributable to Nortel (Controlling Company)		11,868	10,797
Equity attributable to non-controlling interest		9,958	9,126
TOTAL EQUITY (see Unaudited Condensed Consolidated Statement of Changes in Equity)	7	21,826	19,923
TOTAL LIABILITIES AND EQUITY		48,923	47,974

The accompanying notes are an integral part of these consolidated financial statements.

Baruki González
Chairman of the Board of Directors

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		Three-month periods
		ended March 31,
	Note	2017	2016
Revenues	2	14,726	12,455
Other income	2	16	19
Total revenues and other income		14,742	12,474
Employee benefit expenses and severance payments	2	(2,740)	(2,175)
Interconnection costs and other telecommunication charges	2	(791)	(707)
Fees for services, maintenance, materials and supplies	2	(1,363)	(1,096)
Taxes and fees with the Regulatory Authority	2	(1,390)	(1,209)
Commissions	2	(912)	(890)
Cost of equipments and handsets	2	(1,160)	(1,499)
Advertising	2	(223)	(192)
Cost of VAS	2	(283)	(390)
Provisions	6	(154)	(14)
Bad debt expenses	2	(342)	(255)
Other operating expenses	2	(753)	(651)
Depreciation and amortization	2	(1,673)	(1,375)
Impairment of PP&E	2	(72)	(30)
Operating income		2,886	1,991
Finance income	2	672	373
Finance expenses	2	(546)	(923)
Income before income tax expense		3,012	1,441
Income tax expense	2	(1,053)	(507)
Net income for the period		1,959	934

Attributable to:
Nortel (Controlling Company)		1,081	514
Non-controlling interest		878	420
		1,959	934

Earnings per share attributable to Nortel — basic and diluted	1.d
Ordinary shares		103.52	49.22
Class “B” Preferred Shares		359.87	171.11

The accompanying notes are an integral part of these consolidated financial statements.

Baruki González
Chairman of the Board of Directors

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	Three-month periods ended March 31,
	2017	2016

Net income for the period	1,959	934

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	(15)	196
Subsidiaries’ NDF effects classified as hedges	(6)	(7)
Other components of the comprehensive income, net of tax	(21)	189

Total comprehensive income for the period	1,938	1,123

Attributable to:
Nortel (Controlling Company)	1,071	581
Non-controlling interest	867	542
	1,938	1,123

The accompanying notes are an integral part of these consolidated financial statements.

Baruki González
Chairman of the Board of Directors

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Nortel (Controlling Company)
					Subsidiary’s
					treasury		Voluntary
			Inflation		shares		reserve for	Special				Equity
	Capital stock (1)		adjustment		acquisition		future	reserve for	Other			attributable to
	Common	Preferred	of capital	Share issue	effect	Legal	dividends	IFRS	comprehensive	Retained		non-controlling
	stock	shares	stock	premiums (1)	(2)	reserve	payments	implementation	income	earnings	Total	interest	Total Equity

Balances as of January 1, 2016	53	15	108	15	(155)	180	7,000	204	294	1,891	9,605	8,048	17,653
Comprehensive income:
Net income for the period	—	—	—	—	—	—	—	—	—	514	514	420	934
Other comprehensive income	—	—	—	—	—	—	—	—	67	—	67	122	189
Total Comprehensive Income	—	—	—	—	—	—	—	—	67	514	581	542	1,123

Balances as of March 31, 2016	53	15	108	15	(155)	180	7,000	204	361	2,405	10,186	8,590	18,776

Balances as of January 1, 2017	53	15	108	15	(155)	180	8,339	204	386	1,652	10,797	9,126	19,923
Dividends Núcleo (3)	—	—	—	—	—	—	—	—	—	—	—	(35)	(35)
Comprehensive income:
Net income for the period	—	—	—	—	—	—	—	—	—	1,081	1,081	878	1,959
Other comprehensive income	—	—	—	—	—	—	—	—	(10)	—	(10)	(11)	(21)
Total Comprehensive Income	—	—	—	—	—	—	—	—	(10)	1,081	1,071	867	1,938

Balances as of March 31, 2017	53	15	108	15	(155)	180	8,339	204	376	2,733	11,868	9,958	21,826

(1) As of March 31, 2017 and 2016 all shares of common stock and Series “B” Preferred shares were issued and fully paid.

(2) See Note 7 — Equity to these consolidated financial statements.

(3) Approved by the Shareholders’ meetting of Nucleo on March 28, 2017.

The accompanying notes are an integral part of these consolidated financial statements.

Baruki González
Chairman of the Board of Directors

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

		Three-month periods ended March 31,
	Note	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period		1,959	934
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses	2	342	255
Allowance for obsolescence of inventories, materials and other deducted from assets	2	18	22
Depreciation of PP&E	2	1,190	933
Amortization of intangible assets	2	483	442
Consumption of materials	2	105	94
Gain on disposal of PP&E and impairment of PP&E		69	22
Net book value of disposals of PP&E		4	7
Provisions	6	154	14
Other financial losses		155	230
Income tax expense	2	1,053	507
Income tax paid	3	(505)	(415)
Net increase in assets	3	(1,072)	(2,367)
Net increase in liabilities	3	1,608	757
Total cash flows provided by operating activities	3	5,563	1,435
CASH FLOWS FROM INVESTING ACTIVITIES
PP&E acquisitions	3	(2,366)	(1,768)
Intangible assets acquisitions	3	(260)	(443)
Proceeds from the sale of PP&E		4	9
Investments not considered as cash and cash equivalents	3	(2,528)	951
Total cash flows used in investing activities		(5,150)	(1,251)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	3	1	1,328
Payment of financial debt	3	(2,406)	(1,421)
Payment of interest and related expenses	3	(322)	(351)
Payment of cash dividends and related withholding tax		—	(1)
Total cash flows used in financing activities		(2,727)	(445)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		(53)	50

DECREASE IN CASH AND CASH EQUIVALENTS		(2,367)	(211)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		4,002	937
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		1,635	726

See Note 3 for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Baruki González
Chairman of the Board of Directors

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2017 AND 2016

(In millions of Argentine pesos, except as otherwise indicated)

GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

ADS:  Nortel’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

ADSL (Asymmetric Digital Subscriber Line): A type of digital subscriber line technology (DSL); a data communications technology that enables faster data transmission over copper lines than a conventional voiceband modem can provide.

AFTIC (Autoridad Federal de Tecnologías de la Información y de las Comunicaciones): The decentralized and autonomous agency in the scope of the PEN appointed as the Regulatory Authority in the LAD. AFTIC was replaced by the ENACOM.

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

BCRA (Banco central de la República Argentina): Central Bank of Argentina

CAPEX (Inversiones en bienes de capital): Capital Expenditures Investments.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission.

CNDC (Comisión Nacional de Defensa de la Competencia): Argentine Antitrust Commission.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company or Nortel: Nortel Inversora S.A.

CONATEL (Comisión Nacional de Telecomunicaciones del Paraguay): The Regulatory Authority of Paraguay.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CPP: Calling Party Pays. These are the charges related to fixed telephony customer’s calls to mobile subscribers.

“Cuentas claras”: Under the “Cuentas claras” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

D&A: Depreciation and amortization.

DLD: Domestic long-distance.

ENACOM: The National Communications Agency.

ENARD (Ente Nacional de Alto Rendimiento Deportivo): National High Sport Performance Organization.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

FFSU or SU Fund (Fondo Fiduciario del Servicio Universal): Universal Service Fiduciary Fund.

Fintech: Fintech Telecom LLC, Sofora’s controlling company.

IAS:  International Accounting Standards.

IASB:  International Accounting Standards Board.

IDC (Impuesto a los débitos y créditos bancarios): Tax on deposits to and withdrawals from bank accounts.

IFRS:  International Financial Reporting Standards, as issued by the International Accounting Standards Board.

IGJ (Inspección General de Justicia): General Board of Corporations.

LAD (Ley Argentina Digital): Argentine Digital Law.

Lebacs (Letras emitidas por el BCRA): Notes issued by the BCRA.

LGS (Ley General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

Micro Sistemas: Micro Sistemas S.A.

NDF: Non-Deliverable Forward.

Núcleo: Núcleo S.A.

NYSE: New York Stock Exchange.

PCS (Personal Communications Service): A mobile communications service with systems that operate in a similar manner to cellular systems.

PEN (Poder Ejecutivo Nacional):  The executive branch of the Argentine Government.

Personal: Telecom Personal S.A.

Personal Envíos: Personal Envíos S.A.

PP&E:  Property, plant and equipment.

Regulatory Authority: Previously, the SC, the CNC and the AFTIC. Since the issuance of the Decree of Need and Urgency No.267/15, the Regulatory Authority is the National Communications Agency (ENACOM).

Roaming: a function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

RT:  Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No, 26 issued by the FACPCE, amended by RT29.

SAC: Subscriber Acquisition Costs.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SCM (Servicio de Comunicaciones Móviles): Mobile Communications Service.

SCMA (Servicio de Comunicaciones Móviles Avanzadas): Mobile Advanced Communications Service.

SEC: Securities and Exchange Commission of the United States of America.

SMS: Short message systems.

Sofora: Sofora Telecomunicaciones S.A. Nortel’s controlling company.

SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

Telecom Argentina: Telecom Argentina S.A.

Telecom Group/Group: Telecom Argentina and its consolidated subsidiaries.

Telecom Italia Group: Telecom Italia S.p.A and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia S.p.A and Telecom Italia International, N.V.

Telecom USA: Telecom Argentina USA Inc.

Telefónica: Telefónica de Argentina S.A.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ wireless networks.

VAS (Value-Added Services): Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as SMS, Video streaming, Personal Video, Personal Cloud, M2M (Communication Machine to Machine), Social networks, Personal Messenger, Contents and Entertainment (content and text subscriptions, games, music ringtones, wallpaper, screensavers, etc), MMS (Mobile Multimedia Services) and Voice Mail, among others.

WAI: W de Argentina-Inversiones S.A.

NOTE 1 — BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)             Basis of preparation and significant accounting policies

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and in accordance with RT 26 (as amended by RT 29 and RT 43) of FACPCE as adopted by the CPCECABA, and as required by the CNV in Argentina for most of public companies.

For the preparation of these consolidated financial statements, the Company has elected to make use of the option provided by IAS 34, so, these consolidated financial statements do not include all the information required in an annual financial statement, and must be read jointly with the 2016 annual consolidated financial statements which can be consulted at the Company’s website (www.nortelsa.com.ar/inversores).

As of March 31, 2017, entities included in the consolidation process and the respective equity interest owned by Nortel and Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned by Nortel and voting rights (i)	Percentage of capital stock owned by Telecom Argentina and voting rights (i)	Indirect control through	Date of acquisition	Segment that consolidates (Note 4)
Telecom Argentina	(iv) 55.60%			11.08.90	Fixed Services
Personal		100.00%	Telecom Argentina	07.06.94	Personal Mobile Services
Micro Sistemas (ii)	0.01%	99.99%	Telecom Argentina	12.31.97	Fixed Services
Telecom USA		100.00%	Telecom Argentina	09.12.00	Fixed Services
Núcleo (iii)		67.50%	Personal	02.03.98	Núcleo Mobile Services
Personal Envíos (iii)		67.50%	Núcleo	07.24.14	Núcleo Mobile Services

(i)                       Percentage of equity interest owned has been rounded.

(ii)                     Dormant entity as of March 31, 2017 and December 31, 2016 and for the three-month periods ended March 31, 2017 and 2016.

(iii)                   Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

(iv)                   Corresponds to Nortel’s equity interest in Telecom Argentina as of March 31, 2017, considering Telecom Argentina’s total outstanding shares. Nortel’s equity interest in Telecom Argentina’s total capital amounts to 54.74% as of March 31, 2017.

For the preparation of these consolidated financial statements, the Company followed the same accounting policies applied in the most recent annual consolidated financial statements.

These unaudited condensed interim financial statements for three month period ended March 31, 2017 have not been audited. The Company’s management estimates they include all the necessary adjustments to present fairly the results of operations for each period. The results for the three month period ended March 31, 2017, does not necessarily reflect in proportion the Company’s results for the complete year.

The preparation of these consolidated financial statements in conformity with IFRS requires the Company’s Management to use certain critical accounting estimates. Actual results could differ from those estimates.

These consolidated financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are perceived or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

These consolidated financial statements have also been prepared on a going concern basis, as there is a reasonable expectation that Nortel and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

Publication of these consolidated financial statements for the period ended March 31, 2017 was approved by resolution of the Board of Directors’ meeting held on May 10, 2017.

b)             Financial statement formats

The financial statement formats adopted are consistent with IAS 1, In particular:

•                  the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized within twelve months after the period-end;

•                  the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Telecom Group as evaluated by the Management, and are in line with the industrial sector of telecommunications;

•                  the consolidated statements of comprehensive income include the profit or (loss) for the period as shown in the consolidated income statement and all components of other comprehensive income;

•                  the consolidated statements of changes in equity have been prepared showing separately (i) profit (loss) for the period, (ii) other comprehensive income (loss) for the period, and (iii) transactions with shareholders (controlling and non-controlling);

•                  the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all material disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Article 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes 2 and 6 to these consolidated financial statements, as admitted by IFRS.

In addition, certain non-material reclassifications have been included in the comparative figures for the three-month period ended March 31, 2016 of the consolidated income statements under Other Income and Impairment of PP&E with the purpose of improving the comparability of information with that elaborated for the three-month period ended March 31, 2017.

c)              Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Telecom Group’s Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective (IFRS as issued by the IASB) at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 4.

d)             Net income per share

The Company computes net income per common share by dividing net income for the period attributable to Nortel (Controlling Company) by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

The following table sets forth the computation of basic and diluted net income per share for the three-month periods ended March 31, 2017 and 2016:

	Three-month periods ended March 31,
	2017	2016
Numerator:
Net income attributable to Nortel	1,081	514
Net income available to Class “B” Preferred Shares	(529.17)	(251.61)
Net income available to common shares	551.83	262.39
Denominator:
Number of common shares outstanding	5,330,400	5,330,400
Basic and diluted net income per common share	103.52	49.22

Class “B” Preferred Shares:
Numerator:
Net income available to Class “B” Preferred Shares	529.17	251.61
Denominator:
Number of Class “B” Preferred Shares outstanding	1,470,455	1,470,455
Basic and diluted net income per Class “B” Preferred Share	359.87	171.11

e)              Application of IAS 29 (Financial reporting in hyperinflationary economies)

IAS 29 establishes the conditions under which an entity shall restate its financial statements if it is located in an economic environment considered “hyperinflationary”. It should be mentioned that if the qualitative and / or quantitative characteristics to consider an economy as a “hyperinflationary” economy set out in paragraph 3 of IAS 29 occur, the restatement of financial statements must be made retroactively from the date of the revaluation used as deemed cost (in the case of Group companies located in Argentina, since February 2003) or from the acquisition date for assets acquired after that date.

The Company’s Management periodically verifies the evolution of official statistics as well as the general factors of the economic environment in the countries in which the Telecom Group operates. The Company’s Management also considers the opinion of other organizations interested in this matter: the national and international accounting profession, domestic and foreign audit firms, national and the United States’ capital market regulators, and, in particular, the International Practices Task Force (“IPTF”), aware that the conclusions to which a financial statement issuer arrives must be consistent with the vision of those organizations for an uniform application of IAS 29.

Although the standard does not establish an absolute rate at which hyperinflation is deemed to arise, usually - in compliance with the provisions of IAS 29- a cumulative inflation rate over three years approaching or exceeding 100% is used as reference in conjunction with other qualitative factors related to the macroeconomic environment.

The Company analyzes the economic environment as required by the provisions of IAS 29, based on the inflation rates published by the National Institute of Statistics and Census (INDEC), following the same criteria adopted by the accounting profession in the Argentine Republic.

After declaring a state of statistical emergency in January 2016 and due to the reorganization of the INDEC structure, that agency was impelled to publish the Internal Wholesale Price Index for November and December 2015 and the Consumer Price Index for the period November 2015-April 2016. Under these circumstances, the INDEC suggested the alternative utilization of Price Indexes published by the Province of San Luis and the City of Buenos Aires, which are integral part of the National Statistic System until the INDEC publishes Price Indexes in compliance with international standards of quality. Finally, in May 2016 the INDEC published the Internal Wholesale Price Index (“IPIM”) retroactively from January 2016 while the Consumer Price Index (“IPC”) was published in June 2016 from May 2016. It’s worth mentioning that, as of the date of issuance of these consolidated financial statements, the INDEC has not completed the IPIM and IPC’s statistical series, despite the requirements of domestic accounting profession organizations.

Therefore, for years 2015 and 2016 the Company analysis was performed according to Consumer Price Index and Internal Wholesale Price Index published by the INDEC until October 2015 and it was complemented applying November and December 2015 Price Index published by the Province of San Luis and the City of Buenos Aires, as the INDEC suggested. Also, the company applied Price Index of the period January-April 2016 published by the Province of San Luis and the City of Buenos Aires for the calculation of the Consumer Price Index for the year 2016. It is worth mentioning that these simplified procedures as provided in paragraph 17 of IAS 29 were performed due to the unavailability of official statistics at national level.

The tables below show the evolution of these indexes in the last three years according to official statistics (INDEC), with the exceptions explained above regarding the use of alternative indexes for November and December 2015 for Consumer Price and Internal Wholesale Price and, additionally, the Consumer Price Index for the period January-April 2016:

	2014	2015	2016
		(*)	(**)
Consumer Price Index
Consumer Price Index (annual)	23.9%	20.6%	36.3%
Consumer Price Index (3 years accumulated)	52.4%	65.8%	103.7%

Internal Wholesale Price Index
Internal Wholesale Price Index (annual)	28.3%	19.2%	34.6%
Internal Wholesale Price Index (3 years accumulated)	66.5%	75.4%	105.8%

(*) Consumer Price Index and Internal Wholesale Price Index published by INDEC until October 2015 were 11.9% and 10.6% respectively. These rates (which contain ten months accumulated), were updated with November and December 2015 Consumer Price Index average rates for this two months (7.8%) published by the Province of San Luis and the City of Buenos Aires.

(**) Due to the unavailability of Consumer Price Index published by the INDEC, the Company estimated 16.6% for the period January-April 2016; this estimation is an average of the indexes published by the Province of San Luis and the City of Buenos Aires for that period.  The Consumer Price Index at national level published by the INDEC for the period May-December 2016 was 16.9%.

The Annual Price Index for the last year (Consumer Price Index: 36.3%, Internal Wholesale Price: 34.6%) and three years accumulated (Consumer Price Index: 103.7%, Internal Wholesale Price: 105.8%) show high levels of inflation rates that, for the first time, exceed 100% accumulated and highlight, between other matters, the effect in the internal prices of the argentine peso devaluation since December 2015, the elimination of certain exchange restrictions, and the increase in the public services tariffs approved by the Government after been frozen for more than a decade.

According to the high inflation levels in Argentina registered in late years, the Company’s Management has further assessed the characteristics set out in paragraph 3 of IAS 29, including (i) the quantitative condition provided in section (e) “the cumulative inflation rate over three years is approaching, or exceeds, 100%”, as well as (ii) the qualitative characteristics contained in paragraphs a) to d) of that paragraph.

From the analysis assessed as of December 31, 2016, the Company’s Management considered that the quantitative condition provided in section e) of IAS 29 has been met, while the qualitative conditions of the Argentine economy are mixed (some of them would recommend the existence of a high inflation environment and others have not substantially changed respect to previous years, when it was concluded that financial statements should not be restated). Under these circumstances, and in order to objectify the analysis, the Company’s Management gave priority to the conclusions reached by some international auditing firms to which the Company’s Management had access, which considered that, to date, there was insufficient evidence to consider the Argentine economy as “hyperinflationary” under IAS 29 terms. Similar conclusions for US GAAP were reached by the IPTF, according to its memo issued on November 17, 2016.

An extract of the mentioned memo stated in point III.A.3(a) related to countries with projected inflation rates above 100% (accumulated over the last three years): “The Task Force is aware that in late December 2016, certain US accounting firms submitted a white paper to the SEC staff from the Office of the Chief Accountant that asserted that the firms would not require a registrant to consider Argentina’s economy as highly inflationary under US GAAP for the reporting period from October 1, 2016 to December 31, 2016. The SEC staff from the Office of the Chief Accountant, after reviewing the white paper submitted by the firms, stated that the staff would not object to a calendar year-end registrant’s determination that Argentina’s economy would not be considered highly inflationary under US GAAP for the reporting period from October 1, 2016 to December 31, 2016”. In addition, the Task Force suggests registrants to continue monitoring inflation information and other Argentine economy conditions in order to assess whether it is necessary to consider it as highly inflationary during 2017.

While there are differences in the definition of a “hyperinflationary” and “highly inflationary” environments between IFRS and US GAAP, respectively, the Company believed that the assessment of the macroeconomic situation of a country should be substantially similar under both accounting frameworks and, on this condition, considered consistent the conclusions arrived by the IPTF with those provided in the analysis assessed by international audit firms according to IFRS and US GAAP.

Additionally, while the CNV required public companies the full implementation of IFRS-as issued by the IASB- from periods beginning on January 1, 2012, Decree No.664/03 continues to be in force as of the date of issuance of these consolidated financial statements. Through this Decree, the PEN instructed the control authorities —including the CNV- not to accept filings of restated financial statements. This legal restriction is foreseen in the current Regulations of the CNV (Title IV - Chapter III Article 3 - paragraph 1).

Developments of the three-month period of 2017

The publication of the INDEC inflation index for the current year has shown a decrease in inflation levels during the first quarter of 2017 as compared to 2016 (the cumulative coefficient of the CPI in the first three months of 2017 amounts to 6.3% and IPIM to 4.2%, while the accumulated CPI coefficient for the last 36 months amounts to approximately 96.7% and the IPIM rate is approximately 89.5%). Based on the deceleration in inflation rates during the first three months of 2017 and in the analysis performed as of December 31, 2016 described above, the Company’s Management has concluded that no new evidence has been verified during the current period which leads to qualify the economy as highly inflationary. For these reasons, these financial statements have not been adjusted for inflation in accordance with IAS 29.

Although the above described, the Company’s Management will continue monitoring the characteristics and the evolution of the inflation rates in Argentina in order to comply properly with IAS 29 provisions, with special consideration of the pronouncements of argentine regulators — which as of the date are forbidden to accept the filing of financial statements restated for inflation according to Decree No. 664/03 and its supplementary standards. The Company’s Management will also monitor the pronouncements of foreign regulators, as well as the evaluation that the domestic and international accounting profession will perform with regards to the uniform application of IAS 29 together with other issuers that apply IFRS in the Argentine Republic.

NOTE 2 — BREAKDOWN OF THE MAIN ACCOUNTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	March 31,	December 31,
CURRENT ASSETS	2017	2016
a) Cash and cash equivalents
Cash	34	56
Banks	804	885
Time deposits	323	898
Lebacs at amortized cost	16	604
Other short-term investments	458	1,559
	1,635	4,002
b) Investments
Government bonds at fair value	2,685	1,456
Government bonds at amortized cost in foreign currency	6	3
Provincial and Municipal government bonds at fair value	137	—
Provincial and Municipal government bonds at amortized cost — US dollar linked	24	12
Provincial and Municipal government bonds at amortized cost	11	10
Time deposits	149	—
Other short-term investments	1,290	270
	4,302	1,751

c) Trade receivables
Fixed Services	2,454	1,949
Personal Mobile Services — services sales	4,300	3,733
Personal Mobile Services — equipment sales	1,659	2,257
Núcleo Mobile Services	246	271
Subtotal	8,659	8,210
Allowance for doubtful accounts	(596)	(633)
	8,063	7,577

Movements in the allowance for current doubtful accounts are as follows:

	Three-month periods ended March 31,
	2017	2016
At the beginning of the year	(633)	(386)
Additions — bad debt expenses	(342)	(255)
Uses	381	157
Currency translation adjustments	(2)	(2)
At the end of the period	(596)	(486)

	March 31,	December 31,
	2017	2016
d) Other receivables
Prepaid expenses	749	621
Expenses reimbursement	112	126
Tax credits	70	46
Restricted funds	29	33
Subscribers’ handsets assurance	25	—
Receivables for return of handsets under warranty	20	29
Guarantee deposits	11	10
PP&E disposal receivables	—	18
Tax on personal property — on behalf of shareholders	—	8
NDF	—	2
Other	136	140
Subtotal	1,152	1,033
Allowance for other receivables	(21)	(21)
	1,131	1,012

Movements in the allowance for other receivables are as follows:

	Three-month periods ended March 31,
	2017	2016
At the beginning of the year	(21)	(25)
Additions	—	(2)
At the end of the period	(21)	(27)

	March 31,	December 31,
	2017	2016
e) Inventories
Mobile handsets and others	1,275	1,321
Fixed telephones and equipment	14	11
Subtotal	1,289	1,332
Allowance for obsolescence of inventories	(60)	(54)
	1,229	1,278

Movements in the allowance for obsolescence of inventories are as follows:

	Three-month periods ended March 31,
	2017	2016
At the beginning of the year	(54)	(86)
Additions — Fees for services, maintenance and materials	(13)	(18)
Uses	7	14
At the end of the period	(60)	(90)

Sale and cost of equipments and handsets by business segment is as follows:

	Three-month periods ended March 31,
	2017	2016
	Profit (loss)
Sales of equipments and handsets — Fixed Services	22	33
Cost of equipments and handsets — Fixed Services	(19)	(45)
Total equipment income (loss) — Fixed Services	3	(12)
Sales of equipments and handsets — Personal Mobile Services	1,453	1,957
Cost of equipments and handsets — Personal Mobile Services (net of SAC capitalization)	(1,111)	(1,381)
Total equipment income — Personal Mobile Services	342	576
Sales of equipments and handsets — Núcleo Mobile Services	24	60
Cost of equipments and handsets — Núcleo Mobile Services (net of SAC capitalization)	(30)	(73)
Total equipment loss — Núcleo Mobile Services	(6)	(13)
Total equipments and handsets sale	1,499	2,050
Total cost of equipments and handsets (net of SAC capitalization)	(1,160)	(1,499)
Total income for sale of equipments and handsets	339	551

	March 31,	December 31,
	2017	2016
NON-CURRENT ASSETS
f) Trade receivables
Fixed Services	10	14
Personal Mobile Services — equipment sales	1	—
Núcleo Mobile Services — equipment sales	182	194
	193	208
g) Other receivables
Prepaid expenses	256	260
Credit on SC Resolution No. 41/07 and IDC	56	57
Restricted funds	40	33
Regulatory receivables (Paraguay)	27	27
Tax on personal property — on behalf of shareholders	31	31
Tax credits	30	28
Guarantee deposits	10	12
Other	21	19
Subtotal	471	467
Allowance for regulatory matters	(56)	(57)
Allowance for tax on personal property	(31)	(31)
Allowance for other tax credits	(17)	(17)
	367	362

Movements in the allowance for regulatory matters are as follows:

	Three-month periods ended March 31,
	2017	2016
At the beginning of the year	(57)	(84)
Uses	1	—
At the end of the period	(56)	(84)

Movements in the allowance for tax on personal property are as follows:

	Three-month periods ended March 31,
	2017	2016
At the beginning of the year	(31)	(31)
Additions	—	—
At the end of the period	(31)	(31)

Movements in the allowance for other tax credits are as follows:

	Three-month periods ended March 31,
	2017	2016
At the beginning of the year	(17)	(17)
Additions	—	—
At the end of the period	(17)	(17)

	March 31,	December 31,
	2017	2016
h) Investments
Government bonds at amortized cost— in foreign currency	247	255
Provincial and municipal government bonds at amortized cost— US dollar linked	48	61
Provincial and municipal government bonds at amortized cost—	4	8
Tuves Paraguay S.A. shares purchase option	16	22
2003 Telecommunications Fund	1	1
	316	347

i) PP&E
Land, buildings and facilities	1,365	1,310
Computer equipment and software	2,070	2,265
Switching and transmission equipment (i)	5,498	5,614
Mobile network access and external wiring	9,324	9,078
Construction in progress	3,133	2,915
Other tangible assets	684	704
Subtotal PP&E	22,074	21,886
Materials	1,878	1,629
Valuation allowance for materials	(72)	(68)
Impairment of PP&E	(354)	(282)
Total PP&E	23,526	23,165

(i) Includes tower and pole, transmission equipment, switching equipment, power equipment, equipment lent to customers at no cost and handsets lent to customers at no cost.

Movements in PP&E (without allowance for materials and impairment of PP&E) are as follows:

	Three-month periods ended March 31,
	2017	2016
At the beginning of the year	23,515	18,218
CAPEX	1,400	1,472
Materials	355	461
Total PP&E additions	1,755	1,933
Currency translation adjustments	(19)	290
Consumption of materials	(105)	(94)
Decreases	(4)	(7)
Depreciation of the period	(1,190)	(933)
At the end of the period	23,952	19,407

Movements in the valuation allowance for materials are as follows:

	Three-month periods ended March 31,
	2017	2016
At the beginning of the year	(68)	(52)
Additions - Fees for services, maintenance, and materials	(5)	(4)
Uses	1	2
At the end of the period	(72)	(54)

Movements in the impairment of PP&E are as follows:

	Three-month periods ended March 31,
	2017	2016
At the beginning of the year	(282)	(203)
Additions — Impairment of PP&E	(72)	(24)
At the end of the period	(354)	(227)

	March 31,	December 31,
	2017	2016
j) Intangible assets
SAC — fixed services	74	96
SAC — mobile services	1,335	1,427
Service connection or habilitation costs	120	119
3G/4G licenses	5,020	5,105
PCS license	588	588
Rights of use and exclusivity	249	256
Other intangible assets	1	1
	7,387	7,592

Movements in Intangible assets are as follows:

	Three-month periods ended March 31,
	2017	2016
At the beginning of the year	7,592	7,659
CAPEX	278	430
Currency translation adjustments	—	13
Amortization of the period	(483)	(442)
At the end of the period	7,387	7,660

	March 31,	December 31,
	2017	2016
CURRENT LIABILITIES
k) Trade payables
For the acquisition of PP&E	3,736	4,496
For the acquisition of other assets and services	3,352	3,424
For the acquisition of inventory	1,573	676
Subtotal suppliers	8,661	8,596
Agent commissions	356	385
	9,017	8,981
l) Deferred revenues
On equipment to be delivered related from short-term projects	612	—
On prepaid calling cards — Fixed and Mobile services	266	261
On connection fees — Fixed Services	94	87
On international capacity rental	43	41
On mobile customer loyalty programs	35	35
From CONATEL — Núcleo Mobile Services	2	4
Other	15	15
	1,067	443
m) Financial debt
Bank overdrafts — principal (Personal)	25	1,666
Bank overdrafts — principal (Telecom Argentina)	30	41
Bank overdrafts — principal (Núcleo)	1	—
Bank loans — principal (Núcleo)	89	219
Bank loans — other — principal (Personal)	—	620
Notes — principal (Personal)	571	566
NDF	10	2
Accrued interest (Personal)	55	145
Accrued interest (Núcleo)	7	7
	788	3,266

	March 31,	December 31,
	2017	2016
n) Salaries and social security payables
Annual complementary salaries, vacation and bonuses	1,245	1,103
Social security payables	295	383
Termination benefits	116	125
	1,656	1,611
o) Income tax payables
Income tax payables 2016	2,073	2,102
Income tax payables 2017	1,397	—
Income tax withholdings and payments in advance	(1,848)	(1,380)
Law No. 26,476 Tax Regularization Regime	5	5
	1,627	727
p) Other taxes payables
VAT, net	624	360
Tax withholdings	172	319
Internal taxes	157	138
Tax on SU	115	110
Turnover tax	94	75
Regulatory fees	71	60
Municipal taxes	61	53
Perception Decree No.583/10 ENARD	31	26
Tax on personal property — on behalf of shareholders	—	8
	1,325	1,149
q) Dividend payables
Related parties (Note 5.c)	35	—
	35	—
r) Other liabilities
Compensation for directors and members of the Supervisory Committee	60	51
Guarantees received	14	15
Other	9	10
	83	76
NON-CURRENT LIABILITIES
s) Trade payables
For the acquisition of PP&E	141	152
	141	152
t) Deferred revenues
On international capacity rental — Fixed Services	243	252
On mobile customer loyalty programs	110	106
On connection fees — Fixed Services	84	87
	437	445
u) Financial debt
Notes — principal (Personal)	2,049	2,084
Bank loans — IFC loan - principal (Personal)	6,040	6,234
Bank loans — principal (Núcleo)	306	328
NDF	25	—
	8,420	8,646
v) Salaries and social security payables
Termination benefits	131	144
Bonuses	51	40
	182	184
w) Income tax payables
Law No. 26,476 Tax Regularization Regime	6	7
	6	7
x) Other liabilities
Pension benefits	178	164
Legal fees	4	4
Other	2	2
	184	170

y) Income tax assets and deferred income tax assets and liabilities

Telecom Group’s and the Company’s deferred income tax asset and liabilities and action for recourse tax receivables consist of the following:

	Income tax assets			Deferred income tax liabilities
As of March 31, 2017	Telecom Argentina	Telecom USA	Total	The Company	Personal	Núcleo	Total
Allowance for doubtful accounts	113	3	116	—	182	20	202
Provisions	363	—	363	—	324	—	324
PP&E	—	1	1	—	—	10	10
Inventory	—	—	—	—	119	—	119
Termination benefits	79	—	79	—	—	—	—
Deferred revenues	85	—	85	—	—	—	—
Pension benefits	62	—	62	—	—	—	—
Other deferred tax assets, net	105	—	105	—	—	1	1
Total deferred tax assets	807	4	811	—	625	31	656
PP&E	(427)	—	(427)	—	(549)	—	(549)
Intangible assets	(76)	—	(76)	—	(137)	—	(137)
Cash dividends from foreign companies	—	—	—	—	(a) (136)	(40)	(176)
Mobile handsets financed sales	—	—	—	—	(55)	—	(55)
Investments	—	—	—	(2)	—	—	(2)
Other deferred tax liabilities, net	—	—	—	—	(49)	—	(49)
Total deferred tax liabilities	(503)	—	(503)	(2)	(926)	(40)	(968)
Total deferred tax assets (liabilities), net	304	4	308	(2)	(301)	(b) (9)	(312)
Actions for recourse tax receivable of Telecom Argentina	466	—	466
Total income tax assets	770	4	774

(a)              Includes 4 recorded in Other comprehensive income for the three-months period ended on March 31, 2017.

(b)             Includes 5 related to Currency translation adjustment on initial balances.

	Income tax assets			Deferred income tax liabilities
As of December 31, 2016	Telecom Argentina	Telecom USA	Total	The Company	Personal	Núcleo	Total
Allowance for doubtful accounts	86	2	88	—	271	16	287
Provisions	341	—	341	—	149	—	149
PP&E	—	1	1	—	—	13	13
Inventory	—	—	—	—	120	—	120
Termination benefits	82	—	82	—	—	—	—
Deferred revenues	85	—	85	—	—	—	—
Pension benefits	(c) 57	—	57	—	—	—	—
Other deferred tax assets, net	120	—	120	—	—	1	1
Total deferred tax assets	771	3	774	—	540	30	570
PP&E	(477)	—	(477)	—	(205)	—	(205)
Intangible assets	(83)	—	(83)	—	(584)	—	(584)
Cash dividends from foreign companies	—	—	—	—	(d) (150)	(44)	(194)
Mobile handsets financed sales	—	—	—	—	(84)	—	(84)
Investments	—	—	—	(2)	(4)	—	(6)
Other deferred tax liabilities, net	—	—	—	—	(68)	—	(68)
Total deferred tax liabilities	(560)	—	(560)	(2)	(1,095)	(44)	(1,141)
Total deferred tax assets (liabilities), net	(e) 211	3	214	(2)	(e) (555)	(f) (14)	(571)
Actions for recourse tax receivable of Telecom Argentina	466	—	466
Total income tax assets	677	3	680

(c)              Includes 8 recorded in Other comprehensive income for the year ended December 31, 2016.

(d)             Includes (20) recorded in Other comprehensive income for the year ended December 31, 2016.

(e)              Includes 10 and (65) in Telecom Argentina and Personal, respectively, corresponding to a reversal of temporary differences reversals as a consequence of 2015 affidavits filings.

(f)               Includes (42) corresponding to current liabilities reclassifications and 9 corresponding to initial balances currency translation adjustment.

z) Aging of assets and liabilities as of March 31, 2017

Date due	Cash and cash equivalents	Investments	Trade receivables	Other receivables	Income tax assets
Total due	—	—	2,118	—	—
Not due
Second quarter 2017	1,635	2,979	5,074	537	—
Third quarter 2017	—	1,306	536	246	—
Fourth quarter 2017	—	1	237	242	—
First quarter 2018	—	16	98	106	—
April 2018 thru March 2019	—	27	193	182	—
April 2019 thru March 2020	—	33	—	118	—
April 2020 and thereafter	—	239	—	66	—
Not date due established	—	17	—	1	774
Total not due	1,635	4,618	6,138	1,498	774
Total	1,635	4,618	8,256	1,498	774

Balances bearing interest	797	4,601	2,117	—	—
Balances not bearing interest	838	17	6,139	1,498	774
Total	1,635	4,618	8,256	1,498	774

Average annual interest rate (%)	(a)	(b)	(c) (d)	—	—

(a)                                     429 are assets in argentine pesos bearing interests between 21% and 21.35%, 5 are assets in argentine pesos that accrued interest at an annual rate of 22.25%; and 323 are assets in foreign currency bearing interests between 0.25% and 2.10%.

(b)                                    1,377 are assets in argentine pesos (1,304 bearing interests between 15% and 21.4% and 73 are US dollar linked bonds bearing interests at 1.95%), 175 are assets in foreign currency that bear 7% and 3,049 are assets in foreign currency bearing interests between 2.10% and 10.88%.

(c)                                     From due trade receivables 145 bear 50% over the Banco de la Nación Argentina 30-day interest rate paid by banks, 769 bear 50% over the Banco de la Nación Argentina notes payable discount rate and 1,159 bear 36%.

(d)                                    From not due trade receivables 19 bear 38%, 24 bear 8.3% and 1 bear 34.2%.

Date due	Trade payables	Deferred revenues	Financial debt	Salaries and social security payables	Income tax payables	Deferred income tax liabilities	Other taxes payables	Dividend payables	Other liabilities
Total due	196	—	—	—	—	—	—	—	—
Not due
Second quarter 2017	8,158	318	674	723	1,615	—	1,325	18	63
Third quarter 2017	550	659	36	221	1	—	—	—	1
Fourth quarter 2017	82	46	54	195	1	—	—	17	1
First quarter 2018	31	44	24	517	10	—	—	—	18
April 2018 thru March 2019	66	155	2,285	114	6	—	—	—	13
April 2019 thru March 2020	42	45	221	36	—	—	—	—	6
April 2020 and thereafter	33	237	5,914	32	—	—	—	—	165
Not date due established	—	—	—	—	—	312	—	—	—
Total not due	8,962	1,504	9,208	1,838	1,633	312	1,325	35	267
Total	9,158	1,504	9,208	1,838	1,633	312	1,325	35	267

Balances bearing interest	59	—	9,118	—	8	—	—	—	—
Balances not bearing interest	9,099	1,504	90	1,838	1,625	312	1,325	35	267
Total	9,158	1,504	9,208	1,838	1,633	312	1,325	35	267

Average annual interest rate (%)	6%	—	(e)	—	9%	—	—	—	—

(e)              1,467 are liabilities in argentine pesos bearing interests between 24.30% and 26%, 7,248 are liabilities in foreign currency bearing interests at 5.43% and 403 are liabilities in guaraníes bearing interests between 8.75% and 9%.

aa) Foreign currency assets and liabilities

The following table shows a breakdown of the Company and Telecom Group’s net assessed financial position exposure to currency risk as of March 31, 2017 and December 31, 2016.

03.31.17
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	296	15.290	(iii) 4,845
G	239,483	0.002	648
EURO	6	16.313	95
	Total assets		5,588
Liabilities
US$	(849)	15.390	(13,081)
G	(255,313)	0.002	(689)
EURO	(9)	16.458	(151)
	Total liabilities		(13,921)
	Net liabilities		(8,333)

(i)                   US$ = United States dollar; G= Guaraníes.

(ii)                As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

(iii)             Includes $2,822 corresponding to Government bonds valued at fair value (equivalent to US$162 million).

The Company and the Telecom Group, as of March 31, 2017, hold dollar linked investments by $73 that reduce their net liability position in foreign currency to $8,260 as of March 31, 2017 (equivalent to US$557 million).

12.31.16
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	241	15.790	(iii) 4,073
G	250,865	0.003	684
EURO	7	16.625	124
	Total assets		4,881
Liabilities
US$	(859)	15.890	(13,648)
G	(311,279)	0.003	(848)
EURO	(9)	16.770	(158)
	Total liabilities		(14,654)
	Net liabilities		(9,773)

(i)                   US$ = United States dollar; G= Guaraníes.

(ii)                As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

(iii)             Includes $735 corresponding to Government bonds at fair value (equivalent to US$45 million).

                The Company and the Telecom Group, as of December 31, 2016, hold dollar linked investments by $74 that reduce its net liability position in foreign currency to $9,699, equivalent to approximately US$611 million. Additionally, the Group entered into several NDF contracts as of December 31, 2016 amounting to US$16 million, so, the portion of the net liability position in foreign currency not covered by these instruments amounted to US$594 million as of December 31, 2016.

ab) Information on the fair value of investments in Government bonds valued at amortized cost

Below are shown the investments in Government bonds valued at amortized cost and their respective fair value as of March 31, 2017 and December 31, 2016:

	As of March 31, 2017		As of December 31, 2016
Investments	Book value	Fair value (*)	Book value	Fair value (*)

Government bonds (in foreign currency)	253	273	258	264
Provincial government bonds in pesos	15	15	17	17
Provincial and municipal government bonds (US dollar linked)	72	72	74	70
Total	340	360	349	351

(*) According to IFRS selling costs are not deducted.

ac) Offsetting of financial assets and financial liabilities

The information required by the amendment to IFRS 7 as of March 31, 2017 and December 31, 2016 is as follows:

	As of March 31, 2017
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and non-current assets (liabilities) - Gross value	10,026	346	(10,928)	(127)
Offsetting	(1,770)	(32)	1,770	38
Current and non-current assets (liabilities) – Book value	8,256	314	(9,158)	(89)

	As of December 31, 2016
	Trade receivables	Other receivables (1)	Trade payables	Other liabilities (1)
Current and non-current assets (liabilities) - Gross value	9,196	357	(10,544)	(107)
Offsetting	(1,411)	(22)	1,411	25
Current and non-current assets (liabilities) – Book value	7,785	335	(9,133)	(82)

(1) Only includes financial assets and financial liabilities according to IFRS 7.

CONSOLIDATED INCOME STATEMENTS

	Three-month periods ended March 31,
	2017	2016
	Profit (loss)
ad) Total revenues and other income
Services
Voice and Internet – Retail	3,328	2,364
Voice and Internet – Wholesale	348	356
Data	813	686
Subtotal Fixed Services	4,489	3,406
Postpaid – Retail	4,833	3,736
Prepaid – Retail	2,352	2,134
Other – Retail	140	116
CPP	277	147
Wholesale	507	318
Subtotal Personal Mobile Services	8,109	6,451
Postpaid – Retail	263	220
Prepaid – Retail	306	251
Other – Retail	21	29
Wholesale	39	48
Subtotal Núcleo Mobile Services	629	548
Total service revenues (a)	13,227	10,405
Equipment
Fixed Services	22	33
Personal Mobile Services	1,453	1,957
Núcleo Mobile Services	24	60
Total equipment revenues (b)	1,499	2,050
Total revenues (a) + (b)	14,726	12,455
Other income
Fixed Services	13	15
Personal Mobile Services	3	4
Total other income (c)	16	19

Total revenues and other income (a)+(b)+(c)	14,742	12,474

ae) Operating costs

Operating expenses disclosed by nature of expense amounted to $11,856 and $10,483 for the three-month periods ended March 31, 2017 and 2016, respectively.

The main components of the operating expenses are the following:

	Three-month periods ended March 31,
	2017	2016
	Profit (loss)
Employee benefit expenses and severance payments
Salaries	(1,966)	(1,573)
Social security expenses	(595)	(513)
Severance indemnities and termination benefits	(122)	(51)
Other employee benefits	(57)	(38)
	(2,740)	(2,175)
Interconnection costs and other telecommunication charges
Fixed telephony interconnection costs	(150)	(142)
Cost of international outbound calls	(80)	(61)
Lease of circuits and use of public network	(105)	(120)
Mobile services - charges for roaming	(114)	(145)
Mobile services - charges for TLRD	(342)	(239)
	(791)	(707)

Fees for services, maintenance, materials and supplies
Maintenance of hardware and software	(161)	(118)
Technical maintenance	(322)	(320)
Service connection costs for fixed lines and Internet lines	(90)	(50)
Service connection costs capitalized as SAC	3	3
Service connection costs capitalized as Intangible assets	9	7
Other maintenance costs	(122)	(99)
Obsolescence of inventories — Mobile Services	(13)	(18)
Call center fees	(403)	(299)
Other fees for services	(243)	(190)
Compensation for Directors and Supervisory Committee members	(21)	(12)
	(1,363)	(1,096)
Taxes and fees with the Regulatory Authority
Turnover tax	(803)	(662)
Taxes with the Regulatory Authority	(253)	(272)
Tax on deposits to and withdrawals from bank accounts	(137)	(119)
Municipal taxes	(109)	(91)
Other taxes	(88)	(65)
	(1,390)	(1,209)
Commissions
Agent commissions	(639)	(732)
Agent commissions capitalized as SAC	239	341
Distribution of prepaid cards commissions	(200)	(176)
Collection, CPP and other commissions	(312)	(323)
	(912)	(890)
Cost of equipments and handsets
Inventory balance at the beginning of the period/year	(1,332)	(2,279)
Plus:
Purchases	(1,148)	(2,171)
Deferred costs from SAC	13	35
Decreases from allowance for obsolescence	7	13
Mobile handsets lent to customers at no cost	11	10
Less:
Inventory balance at period end	1,289	2,893
	(1,160)	(1,499)
Advertising
Media advertising	(138)	(108)
Fairs and exhibitions	(54)	(44)
Other advertising costs	(31)	(40)
	(223)	(192)
Cost of VAS
Cost of mobile VAS	(265)	(377)
Cost of fixed VAS	(18)	(13)
	(283)	(390)

	Three-month periods ended March 31,
	2017	2016
	Profit (loss)
Other operating costs
Transportation, freight and travel expenses	(205)	(251)
Delivery costs capitalized as SAC	14	44
Rent of buildings and cell sites	(229)	(179)
Energy, water and others	(272)	(211)
International and satellite connectivity	(61)	(54)
	(753)	(651)
D&A
Depreciation of PP&E	(1,190)	(933)
Amortization of SAC and service connection charges	(391)	(338)
Amortization of 3G/4G licenses	(85)	(98)
Amortization of other intangible assets	(7)	(6)
	(1,673)	(1,375)
Impairment of PP&E
Impairment of PP&E – Fixed services	(28)	5
Impairment of PP&E – Mobile services	(44)	(35)
	(72)	(30)

The operating expenses disclosed by function are as follows:

Operating costs	(7,117)	(6,580)
Administration costs	(664)	(538)
Commercialization costs	(3,849)	(3,321)
Other expenses – provisions	(154)	(14)
Impairment of PP&E	(72)	(30)
	(11,856)	(10,483)

af) Financial results
Finance income
Gains on investments	36	170
Gains on other short-term investments	41	31
Interest on receivables	142	64
Foreign currency exchange gains	448	108
Other	5	—
Total finance income	672	373
Finance expenses
Interest on loans	(257)	(312)
Interest on salaries and social security payable, other taxes payables and accounts payable	(13)	(5)
Interest on provisions	(88)	(57)
Present value effect of salaries and social security payable, other taxes payables and other liabilities	(1)	(3)
Foreign currency exchange losses (*)	(159)	(526)
Interest on pension benefits	(12)	(10)
TUVES share purchase option	(6)	(10)
Loss on investments	(7)	—
Other	(3)	—
Total finance expenses	(546)	(923)
	126	(550)

(*) Net of (19) and 111 of foreign currency exchange (losses) gains generated by the NDF in the three-month period ended March 31, 2017 and 2016, respectively.

ag) Income taxes

Income tax expense for the three-month periods ended March 31, 2017 and 2016 consists of the following:

		Profit (loss)
	The Company	Telecom Argentina	Telecom USA	Personal	Núcleo	Total
Current tax expense	(1)	(275)	(1)	(1,112)	(7)	(1,396)
Deferred tax benefit (expense)	(1)	93	1	250	—	343
Income tax expense as of March 31, 2017	(2)	(182)	—	(862)	(7)	(1,053)

Current tax expense	(1)	(141)	(4)	(499)	(8)	(653)
Deferred tax benefit (expense)	(1)	43	1	106	(3)	146
Income tax expense as of March 31, 2016	(2)	(98)	(3)	(393)	(11)	(507)

Income tax expense for the periods differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	In Argentina	Abroad	Total
	Profit (loss)
Pre-tax income on a separate return basis	5,691	46	5,737
Non taxable items — Income from investments	(2,723)	(1)	(2,724)
Non taxable items — Other	11	2	13
Subtotal	2,979	47	3,026
Weighted statutory income tax rate	35%	(*)
Income tax expense at weighted statutory tax rate	(1,043)	(7)	(1,050)
Income tax on dividends from foreign companies - Núcleo	(3)	—	(3)
Income tax expense as of March 31, 2017	(1,046)	(7)	(1,053)

	In Argentina	Abroad	Total
	Profit (loss)
Pre-tax income on a separate return basis	2,665	46	2,711
Non taxable items — Income from investments	(1,272)	2	(1,270)
Non taxable items — Other	6	32	38
Subtotal	1,399	80	1,479
Weighted statutory income tax rate	35%	(*)
Income tax expense at weighted statutory tax rate	(489)	(14)	(504)
Income tax on dividends from foreign companies - Núcleo	(7)	—	(7)
Other changes in tax assets and liabilities	3	—	3
Income tax expense as of March 31, 2016	(493)	(14)	(507)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Telecom Group has operations. For the period presented, the statutory tax rate in Argentina was 35%, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends and in the USA the effective tax rate was 39.5%.

NOTE 3 — SUPPLEMENTARY CASH FLOW INFORMATION

For purposes of the statements of cash flows, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (with a maturity of three months or less from the date of acquisition) and bank overdrafts, which integrate the Telecom Group’s cash management and whose balances fluctuate according to the Company and the Telecom Group’s operating needs. Bank overdrafts are disclosed in the statement of financial position as financial debts. During the three-month periods ended March 31, 2017 and 2016, bank overdrafts have been part of the permanent short-term financing structure of the Telecom Group, so, net funds requests under that method (with maturities less than three months) are included in financing activities.

Additional information on the breakdown of the net cash flow provided by operating activities is given below:

	Three-month periods ended March 31,
	2017	2016
Collections
Collections from customers	16,485	12,010
Interests from customers	142	64
Interests from time deposits	48	31
Mobile operators collections	206	132
Subtotal	16,881	12,237

	Three-month periods ended March 31,
	2017	2016
Payments
For the acquisition of goods and services and others	(4,298)	(3,719)
For the acquisition of inventories	(419)	(1,061)
Salaries and social security payables and severance payments	(2,498)	(2,174)
CPP payments	(171)	(97)
Income taxes (includes payments in advance)	(505)	(415)
Other taxes and taxes and fees with the Regulatory Authority	(3,350)	(2,611)
Foreign currency exchange differences related to the payments to suppliers	(77)	(725)
Inventory suppliers	(17)	(300)
PP&E suppliers	(41)	(408)
Other suppliers	(14)	(176)
NDF	(5)	159
Subtotal	(11,318)	(10,802)
Net cash flow provided by operating activities	5,563	1,435

•      Changes in assets/liabilities components:

Net (increase) decrease in assets
Trade receivables	(822)	(1,656)
Other receivables	(277)	(91)
Inventories	27	(620)
	(1,072)	(2,367)
Net increase (decrease) in liabilities
Trade payables	782	1,135
Deferred revenues	617	(83)
Salaries and social security payables	43	(28)
Other taxes payables	179	(265)
Other liabilities	35	21
Provisions	(48)	(23)
	1,608	757

Income tax paid consists of the following:
Payments in advance	(415)	(313)
Other payments	(90)	(102)
	(505)	(415)

•      Main non-cash operating transactions:

SAC acquisitions offset with trade receivables	102	73
VAT offset with income tax payments	—	14

•      Most significant investing activities:

PP&E acquisitions include:

PP&E additions (Note 2.i)	(1,755)	(1,933)
Plus:
Payments of trade payables originated in prior periods acquisitions	(1,798)	(1,077)
Less:
Acquisition of PP&E through incurrence of trade payables	1,176	1,232
Mobile handsets lent to customers at no cost (i)	11	10
	(2,366)	(1,768)

(i)              Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

Intangible assets additions (Note 2.j)	(278)	(430)
Plus:
Payments of trade payables originated in prior periods acquisitions	(91)	(174)
SAC acquisitions offset with trade receivables	(102)	(73)
Less:
Acquisition of intangible assets through incurrence of trade payables	211	234
	(260)	(443)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Three-month periods ended March 31,
	2017	2016
Other short-term investments which underlyings’ maturity exceeds 90 days and time deposits maturing over 90 days	(1,161)	—
Government bonds acquisition	(1,397)	—
Government bonds sale	—	947
Government bonds collection	30	4
	(2,528)	951

•      Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

Bank overdrafts (Personal)	—	478
Bank overdrafts (Telecom Argentina)	—	710
Bank overdrafts (Núcleo)	1	18
Bank loans (Núcleo)	—	122
Total financial debt proceeds	1	1,328
Bank overdrafts (Personal)	(1,641)	(1,396)
Bank overdrafts (Telecom Argentina)	(11)	—
Bank loans (Personal)	(606)	—
Bank loans (Núcleo)	(148)	(25)
Total payment of financial debt	(2,406)	(1,421)
Bank overdrafts (Personal)	(11)	(259)
Bank overdrafts (Telecom Argentina)	(3)	(11)
Notes — interests (Personal)	(100)	(52)
NDF (Personal)	(12)	—
Bank — interests (Personal)	(182)	(15)
Bank — interests (Núcleo)	(14)	(14)
Total payment of interest and related costs	(322)	(351)

•                      Additional information required by IAS 7

Reconciliation between the opening and closing balances of liabilities generated by financing activities, as required by IAS 7, is disclosed below.

	Balances as of December 31, 2016	Transfers	Cash Flows	Accrued interests	Exchange differences and currency translation adjustments	Balances as of March 31, 2017
Bank overdrafts — Personal	1,666	—	(1,641)	—	—	25
Bank overdrafts — Telecom Argentina	41	—	(11)	—	—	30
Bank overdrafts — Núcleo	—	—	1	—	—	1
Bank loans — principal (Personal)	620	—	(606)	—	(14)	—
Bank loans — principal (Núcleo)	219	—	(148)	—	18	89
Notes — principal (Personal)	566	—	—	—	5	571
NDF	2	—	(12)	12	8	10
Accrued interests	152	—	(310)	220	—	62
Total current financial debt (Note 2.m)	3,266	—	(2,727)	232	17	788
Notes — principal (Personal)	2,084	—	—	—	(35)	2,049
Bank loans — IFC Loan - principal (Personal)	6,234	—	—	—	(194)	6,040
Bank loans — principal (Núcleo)	328	—	—	—	(22)	306
NDF	—	—	—	25	—	25
Total non-current financial debt (Note 2.m)	8,646	—	—	25	(251)	8,420

Total financial debt	11,912	—	(a) (2,727)	257	(234)	9,208

(a)              Correspond to 1 of debt proceeds, 2,406 of principal payments and 322 of interest payments.

NOTE 4 — SEGMENT INFORMATION

As of March 31, 2017 and 2016, the Telecom Group carries out its activities through six companies which were consolidated by the end of the three-month periods ended March 31, 2017 and 2016, respectively.

The Telecom Group has combined the operating segments into three reportable segments: “Fixed Services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates. In addition, a fourth reportable segment is showed with Nortel activities.

Segment financial information for the three-month periods ended March 31, 2017 and 2016 was as follows:

For the three-month period ended March 31, 2017

•             Income statement

		Mobile Services
	Fixed Services	Personal	Núcleo (*)	Subtotal	Nortel	Eliminations	Total
Total revenues and other income (1)	5,115	9,643	655	10,298	—	(671)	14,742
Employee benefit expenses and severance payments	(2,039)	(643)	(57)	(700)	(1)	—	(2,740)
Interconnection costs and other telecommunication charges	(330)	(839)	(49)	(888)	—	427	(791)
Fees for services, maintenance, materials and supplies	(664)	(790)	(67)	(857)	(4)	162	(1,363)
Taxes and fees with the Regulatory Authority	(341)	(1,025)	(24)	(1,049)	—	—	(1,390)
Commissions	(80)	(776)	(77)	(853)	—	21	(912)
Cost of equipments and handsets	(19)	(1,111)	(30)	(1,141)	—	—	(1,160)
Advertising	(33)	(167)	(23)	(190)	—	—	(223)
Cost of VAS	(18)	(229)	(36)	(265)	—	—	(283)
Provisions	(59)	(95)	—	(95)	—	—	(154)
Bad debt expenses	(46)	(271)	(25)	(296)	—	—	(342)
Other operating expenses	(379)	(392)	(41)	(433)	(2)	61	(753)
Operating income before D&A	1,107	3,305	226	3,531	(7)	—	4,631
Depreciation of PP&E	(466)	(560)	(164)	(724)	—	—	(1,190)
Amortization of intangible assets	(48)	(413)	(22)	(435)	—	—	(483)
Impairment of PP&E	(28)	(44)	—	(44)	—	—	(72)
Operating income	565	2,288	40	2,328	(7)	—	2,886
Financial results, net	(40)	164	—	164	2	—	126
Income before income tax expense	525	2,452	40	2,492	(5)	—	3,012
Income tax expense	(182)	(862)	(7)	(869)	(2)	—	(1,053)
Net income	343	1,590	33	1,623	(7)	—	1,959

(*) Includes no material operations of Personal Envíos (Revenues 10, Operating Income before D&A 2, Operating Income 1 and Net Income 1).

Net income attributable to Nortel (Controlling Company)	191	884	13	897	(7)	—	1,081
Net income attributable to non-controlling interest	152	706	20	726	—	—	878
	343	1,590	33	1,623	(7)	—	1,959

(1)

Service revenues	4,489	8,109	629	8,738	—	—	13,227
Equipment revenues	22	1,453	24	1,477	—	—	1,499
Other income	13	3	—	3	—	—	16
Subtotal third party revenues	4,524	9,565	653	10,218	—	—	14,742
Intersegment revenues	591	78	2	80	—	(671)	—
Total revenues and other income	5,115	9,643	655	10,298	—	(671)	14,742

•             Statement of financial position information

PP&E	11,822	9,663	2,041	11,704	—	—	23,526
Intangible assets, net	402	6,920	66	6,986	—	(1)	7,387
Capital expenditures on PP&E (a)	622	722	56	778	—	—	1,400
Capital expenditures on intangible assets (b)	21	247	10	257	—	—	278
Total capital expenditures in PP&E and intangible assets (a)+ (b)	643	969	66	1,035	—	—	1,678
Total additions on PP&E and intangible assets	972	983	78	1,061	—	—	2,033
Net financial asset (debt)	435	(3,124)	(334)	(3,458)	51	—	(2,972)

•             Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	13,998	13,911	30,190
Abroad	744	831	2,373
Total	14,742	14,742	32,563

For the three-month period ended March 31, 2016

•             Income statement

		Mobile Services
	Fixed Services	Personal	Núcleo (*)	Subtotal	Nortel	Eliminations	Total
Total revenues and other income (1)	3,973	8,450	610	9,060	—	(559)	12,474
Employee benefit expenses and severance payments	(1,617)	(512)	(45)	(557)	(1)	—	(2,175)
Interconnection costs and other telecommunication charges	(264)	(772)	(57)	(829)	—	386	(707)
Fees for services, maintenance, materials and supplies	(508)	(638)	(53)	(691)	(3)	106	(1,096)
Taxes and fees with the Regulatory Authority	(262)	(927)	(19)	(946)	(1)	—	(1,209)
Commissions	(65)	(770)	(69)	(839)	—	14	(890)
Cost of equipments and handsets	(45)	(1,381)	(73)	(1,454)	—	—	(1,499)
Advertising	(16)	(152)	(24)	(176)	—	—	(192)
Cost of VAS	(13)	(350)	(27)	(377)	—	—	(390)
Provisions	9	(23)	—	(23)	—	—	(14)
Bad debt expenses	(42)	(193)	(20)	(213)	—	—	(255)
Other operating expenses	(333)	(334)	(36)	(370)	(1)	53	(651)
Operating income before D&A	817	2,398	187	2,585	(6)	—	3,396
Depreciation of PP&E	(379)	(423)	(131)	(554)	—	—	(933)
Amortization of intangible assets	(52)	(365)	(25)	(390)	—	—	(442)
Impairment of PP&E	5	(36)	1	(35)	—	—	(30)
Operating income	391	1,574	32	1,606	(6)	—	1,991
Financial results, net	(105)	(460)	8	(452)	7	—	(550)
Income before income tax expense	286	1,114	40	1,154	1	—	1,441
Income tax expense	(101)	(393)	(11)	(404)	(2)	—	(507)
Net income	185	721	29	750	(1)	—	934

(*) Include no material operations of Personal Envíos (Revenues 5, Operating expense before D&A (2), Operating expense (2) and Net loss (2)).

Net income attributable to Nortel (Controlling Company)	103	401	11	412	(1)	—	514
Net income attributable to non-controlling interest	82	320	18	338	—	—	420
	185	721	29	750	(1)	—	934

(1)

Service revenues	3,406	6,451	548	6,999	—	—	10,405
Equipment revenues	33	1,957	60	2,017	—	—	2,050
Other income	15	4	—	4	—	—	19
Subtotal third party revenues	3,454	8,412	608	9,020	—	—	12,474
Intersegment revenues	519	38	2	40	—	(559)	—
Total revenues and other income	3,973	8,450	610	9,060	—	(559)	12,474

•             Statement of financial position information

PP&E	9,608	7,388	2,130	9,518	—	—	19,126
Intangible assets, net	433	7,126	102	7,228	—	(1)	7,660
Capital expenditures on PP&E (a)	540	834	98	932	—	—	1,472
Capital expenditures on intangible assets (b)	42	360	28	388	—	—	430
Total capital expenditures in PP&E and intangible assets (a)+ (b)	582	1,194	126	1,320	—	—	1,902
Total additions on PP&E and intangible assets	833	1,313	217	1,530	—	—	2,363
Net financial asset (debt)	(198)	(2,566)	(530)	(3,096)	69	—	(3,225)

•             Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	11,779	11,642	25,692
Abroad	695	832	2,552
Total	12,474	12,474	28,244

NOTE 5 — BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECTION 33 - LAW No. 19,550 AND RELATED PARTIES

a)             Controlling company

All shares of common stock of Nortel belong to Sofora. As of March 31, 2017 these shares represent 78.38% of Nortel’s capital stock.

Sofora’s capital stock consists of shares of common stock, with a par value of $1 argentine peso each and one vote per share. As of March 31, 2017, Sofora’s shares are held by Fintech Telecom LLC (68%) and WAI (32%). Additionally, Fintech holds 58,173,522 Class B shares of Telecom Argentina, which represent 5.91% of Telecom Argentina’s total capital stock.

Fintech Telecom LLC, a Delaware (United States) limited liability company, is a wholly-owned direct subsidiary of Fintech Advisory Inc. and its primary purpose is to hold, directly and indirectly, the securities of Telecom Argentina. Fintech Advisory Inc., a Delaware (United States) company, is directly controlled by Mr. David Martínez. Fintech Advisory Inc. is an investor and investment manager in equity and debt securities of sovereign and private entities primarily in emerging markets.

In connection with the Shareholders’ Agreement entered into by the Telecom Italia Group and WAI, as last amended on October 24, 2014 (“the New Shareholders’ Agreement”), Fintech Telecom LLC adhered as a party to the New Shareholders’ Agreement by means of execution of a Deed of Adherence, following its acquisition of 17% of Sofora’s capital stock. On March 8, 2016, as a result of its acquisition of 51% of Sofora’s shares, Fintech acquired all the rights and obligations of the Telecom Italia Group under the New Shareholders´ Agreement.

b)             Related parties

For the purposes of these consolidated financial statements, related parties are those individuals or legal entities that are related (in terms of IAS 24) to Fintech Telecom LLC or WAI, except Nortel and companies under Section 33 of the LGS, as explained below.

For the periods presented, the Telecom Group has not conducted any transactions with Key Managers and/or persons related to them, as described above.

c)              Balances with related parties

	March 31,	December 31,
CURRENT ASSETS	2017	2016
Cash and cash equivalents
Banco Atlas S.A. (a)	8	2
	8	2
Trade receivables
Editorial Azeta (a)	1	1
Experta ART S.A. (b)	3	—
	4	1
CURRENT LIABILITIES
Trade payables
Experta ART S.A. (b)	13	16
Haras El Capricho S.A. (b)	—	1
Telteco S.A. (c)	2	4
	15	21
Financial debt — Notes (Current and Non-Current)
La Estrella Sociedad Anónima de Seguros de Retiro S.A. (b)	172	172
Experta ART S.A. (b)	152	151
	324	323
Dividend payables
ABC Telecomunicaciones S.A.	35	—
	35	—

(a)              Such companies relate to ABC Telecommunications Group of Paraguay (Non-controlling shareholders’ of Núcleo).

(b)             Such companies relate to WAI.

(c)              Such company relate to a Board of Directors member appointed by WAI.

d)        Transactions with related parties

	Transaction	Three-month periods ended March 31,
	description	2017	2016
		Profit (loss)
Services rendered
Editorial Azeta (a)	Postpaid — Retail	1	2
Experta ART S.A. (b)	Others - Retail	4	—
	Total services rendered	5	2
Services received
Experta ART S.A. (b)	Salaries and social security	(38)	(30)
Telteco S.A. (c)	Fees for services	(2)	(8)
	Total services received	(40)	(38)
Finance costs
Experta ART S.A. (b)	Notes - interests	(10)	(2)
La Estrella Sociedad Anónima de Seguros de Retiro S.A. (b)	Notes - interests	(11)	(10)
	Total finance costs	(21)	(12)
Purchases of PP&E
Telteco S.A. (c)		—	4
	Total purchases of PP&E	—	4

(a)              Such companies relate to ABC Telecommunications Group of Paraguay (Non-controlling shareholders’ of Núcleo).

(b)             Such companies relate to WAI.

(c)              Such company relate to a Board of Directors member appointed by WAI.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of Telecom Argentina, after being approved by the Audit Committee in compliance with Law No. 26,831.

In connection with the change of control explained, on March 8, 2016, Fintech Telecom LLC acquired 51% of Sofora’s shares from the Telecom Italia Group. As a result, since January 1, 2016 until such date (in which the Telecom Italia Group ceased to be a related party of the Telecom Group), the transactions carried out with the Group amounted to $111 for services rendered, $72 for services received and $18 for purchase of PP&E. It should be mentioned that no transactions with related parties of Fintech Telecom LLC were identified since March 8, 2016, according to IAS 24.

e) Key Managers

•                  The Company

As of March 31, 2017 and 2016, the Company has recorded a provision of $3 and $2, respectively, for fees of its Board of Directors’ members.

The members and alternate members of the Board of Directors of Nortel do not hold executive positions in Nortel or any of its subsidiaries.

•                  Telecom Argentina

Compensation for the Key Managers of Telecom Argentina, including social security contribution, amounted to $42 and $22 for the three-month periods ended March 31, 2017 and 2016, respectively, and was recorded as expenses under the item line “Employee benefits expenses and severance payments”. The total expense remuneration is comprised as follows:

	Three-month periods ended March 31,
	2017	2016
Salaries (*)	16	10
Variable compensation (*)	10	5
Social security contributions	8	4
Termination benefits	8	3
	42	22

(*) Gross compensation. Social security and income tax retentions are in charge of the employee.

As of March 31, 2017, an amount of $12 remained unpaid.

As of March 31, 2017 and 2016, Telecom Argentina has recorded a provision of $11 and $7, respectively, for the fees of its Board of Directors’ members. Additionally, a member of the Board of Directors (included in Telecom Argentina’s payroll) has performed technical and administrative tasks for $4, recorded within “salaries and social security compensation” in the Consolidated Income Statements for the three-month period ended March 31, 2017.

The members and alternate members of the Board of Directors do not hold executive positions in Telecom Argentina or any of its subsidiaries.

NOTE 6 — COMMITMENTS AND CONTINGENCIES OF THE TELECOM GROUP

a)             Purchase commitments

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $7,764 as of March 31, 2017 (of which $3,594 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

b)             Contingencies

The Telecom Group is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Management of Telecom Argentina, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is determined after an analysis of each individual case.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of March 31, 2017, the Telecom Group has recorded provisions in an aggregate amount of $1,873 to cover potential losses under these claims ($56 for regulatory contingencies deducted from assets and $1,817 included under provisions) and certain amounts deposited in the Telecom Group’s bank accounts have been restricted as to their use due to some judicial proceedings. As of March 31, 2017, these restricted funds totaled $69 (included under “Other receivables” item line in the consolidated statement of financial position).

Provisions consist of the following:

	Balances as of	Additions			Decreases		Balances as of
	December 31, 2016	Capital (i)	Interest (ii)	Reclassifications	Classified to liability	Payments	March 31, 2017
Current
Provision for civil and commercial proceedings	109	—	—	10	—	(4)	115
Provision for labor claims	91	—	—	118	—	(33)	176
Provision for regulatory, tax and other matters claims	71	—	—	33	—	(11)	93
Total current provisions	271	—	—	161	—	(48)	384
Non-current
Provision for civil and commercial proceedings	261	17	9	(10)	—	—	277
Provision for labor claims	377	132	51	(118)	—	—	442
Provision for regulatory, tax and other matters claims	416	5	10	(33)	—	—	398
Asset retirement obligations	298	—	18	—	—	—	316
Total non-current provisions	1,352	154	88	(161)	—	—	1,433

Total provisions	1,623	154	88	—	—	(48)	1,817

	Balances as of	Additions			Decreases		Balances as of
	December 31, 2015	Capital	Interest (ii)	Reclassifications	Classified to liability	Payments	March 31, 2016
Current
Provision for civil and commercial proceedings	112	—	—	(7)	—	(4)	101
Provision for labor claims	51	—	—	13	—	(6)	58
Provision for regulatory, tax and other matters claims	44	—	—	37	—	(13)	68
Total current provisions	207	—	—	43	—	(23)	227
Non-current
Provision for civil and commercial proceedings	240	2	11	7	—	—	260
Provision for labor claims	329	12	20	(13)	—	—	348
Provision for regulatory, tax and other matters claims	407	—	10	(37)	—	—	380
Asset retirement obligations	189	1	16	—	—	—	206
Total non-current provisions	1,165	15	57	(43)	—	—	1,194

Total provisions	1,372	(iii) 15	57	—	—	(23)	1,421

(i)              Included in Provisions.

(ii)           Included in Finance costs, in the line Interest on provisions

(iii)        14 included in Provisions and 1 included in currency translation adjustments.

NOTE 7 — EQUITY

Equity includes:

	March 31,	December 31,
	2017	2016
Equity attributable to Nortel (Controlling Company)	11,868	10,797
Equity attributable to non-controlling interest	9,958	9,126
Total equity (*)	21,826	19,923

(*) Additional information is given in the consolidated statements of changes in equity.

The Company has implemented a mechanism that allows Class “B” Preferred Shares to be traded in the United States of America and other places through ADS-denominated securities.

Class “B” Preferred Shares converted into ADS were registered with the SEC, and since June 16, 1997 are listed on the NYSE. They are also listed on the Luxembourg Stock Exchange since 1992.

(a) The Company’s capital stock

On September 9, 2003 Nortel took note of the agreement reached by the France Telecom Group with W de Argentina - Inversiones S.A. for the sale of their interest in the Company. In December 2003, the France Telecom Group and the Telecom Italia Group transferred their interests in Nortel to a new company called Sofora, while France Telecom Group sold its entire stake in Sofora to W de Argentina - Inversiones S.A.

Thus, all shares of common stock of Nortel belong to Sofora. As of March 31, 2017, these shares represent 78.38% of Nortel capital stock.

(b) Class “B” preferred shares

Class “B” preferred shares are subject to Argentine laws and to the jurisdiction of the City of Buenos Aires commercial courts.

The Terms of Issuance of Class “B” preferred shares provide, among other terms, that:

a)             Class “B” preferred shares are not redeemable.

b)             A non cumulative dividend equivalent to a percentage (49.46%) of the Company’s profits legally available for distribution. On April 25, 1997, an Extraordinary Shareholders’ Meeting resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basic points (0.50%, currently 48.96%) beginning on June 16, 1997. This resolution was filed with the Public Registry of Commerce on July 16, 1997 under number 7,388.

c)              Holders of Class “B” preferred shares are entitled to attend the shareholders’ meetings of the Company but their attendance shall not be required to reach quorum and they shall not have the right to vote under any circumstances, except as specifically set forth in Section 6 of the Terms of Issuance, which provides that the Class “B” preferred shares shall have the right to vote only in the following circumstances: (i) lack of complete payment of Class “B” preferred dividends; ii) non-compliance with any of the obligations provided for in Section 9 of the Terms of Issuance; or iii) in any of the events specifically provided for in the LGS. If such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with the shares of common stock; except for those matters relating to the election of Directors, in which case the holders of Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, pursuant to Section 15 of the Company’s Bylaws, Class “B” preferred shares’ right to vote shall cease upon the disappearance of the circumstances that triggered such right.

d)             Class “B” preferred shares rank pari passu without any preference among them, and in case of winding up have priority with respect to the shares of common stock of Nortel.

The Company was admitted to the public offering regime on December 29, 1997, pursuant to CNV Resolution No. 12,056. On January 27, 1998, as a result of such admittance, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

(c) Acquisition of Treasury Shares of Telecom Argentina

Telecom Argentina’s Ordinary Shareholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to Telecom Argentina’s Board of Directors to decide its total or partial application, and to approve the methodology, terms and conditions of such investments.

In connection with the foregoing, on May 22, 2013, Telecom Argentina’s Board of Directors approved a Treasury Shares Acquisition Program of Telecom Argentina in the market in Argentine pesos (the “Treasury Shares Acquisition Program”) for the purpose of avoiding any possible damages to Telecom Argentina and its shareholders derived from fluctuations and unbalances between the shares’ price and Telecom Argentina’s solvency, for the following maximum amount and with the following deadline:

•                  Maximum amount to be invested: $1,200.

•                  Deadline for the acquisitions: until April 30, 2014.

As a result, Telecom Argentina’s treasury shares acquisition has caused Nortel to increase its political and economic rights from 54.74% to 55.60% of the outstanding capital stock of Telecom Argentina as of June 30, 2014.

According to the offer made on November 7, 2013 by Fintech Telecom LLC for the acquisition of the controlling interest of the Telecom Italia Group in Telecom Argentina, Telecom Argentina suspended the acquisition of treasury shares and its Board of Directors considered appropriate to request the opinion of the CNV on the applicability of the new provisions contained in the rules issued by that entity (Title II, Chapter I, Section 13 and concurring) with respect to the continuation of the Treasury Shares Acquisition Program.

The CNV did not answer the Telecom Argentina’s request and the Board of Directors, at its meeting held on May 8, 2014, decided to conclude the request considering that the Treasury Shares Acquisition Program finished on April 30, 2014, which had been approved by Telecom Argentina’s Board of Directors Meeting held on May 22, 2013.

Telecom Argentina’s Board of Directors, at its meeting held on June 27, 2014, decided to request a new opinion from the CNV to confirm whether Telecom Argentina is obliged to refrain from acquiring treasury shares in the market under Section 13, Chapter I, Title II of the CNV rules (NT 2013).

Pursuant to Section 67 of Law No. 26,831, Telecom Argentina must sell its treasury shares within three years of the date of acquisition. Pursuant to Section 221 of the LGS, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Shareholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”, which, as of March 31, 2017 amounted to $3,191. Telecom Argentina’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2017 approved the partial disposal of such reserve in the amount of $2,730. As consequence, after the mentioned disposal, the balance of the “Voluntary Reserve for Capital Investments” amounts to $461.

On April 29, 2016, the Ordinary and Extraordinary Shareholders’ Meeting approved an additional 3 year extension for the disposal due date of treasury shares provided by Section 67 of Law No. 26,831.

As of March 31, 2017, Telecom Argentina owns 15,221,373 treasury shares, representing 1.55% of its total capital. The acquisition cost of these shares in the market amounted to $461, decreasing Telecom Argentina’s equity in such amount. This accounting treatment decreased Telecom Argentina’s investment value and the Company’s Equity in $155, which is disclosed in the Statements of Changes in Equity as “Subsidiary’s treasury shares acquisition effect”.

NOTE 8 — RESTRICTIONS ON DISTRIBUTION OF PROFITS

The Company is subject to certain restrictions on the distribution of profits. Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock). Nortel reached the maximum amount of its Legal Reserve according to LGS and CNV provisions previously disclosed.

NOTE 9 — SELECTED CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED INFORMATION)

Quarter	Revenues	Operating income before D&A	Operating income	Financial results, net	Net income	Net income attributable to Nortel
Fiscal year 2016:
March 31,	12,455	3,396	1,991	(550)	934	514
June 30,	12,951	3,352	1,714	(485)	794	436
September 30,	13,412	3,433	1,789	(619)	756	412
December 31,	14,422	4,222	2,311	(560)	1,503	830
	53,240	14,403	7,805	(2,214)	3,987	2,192
Fiscal year 2017:
March 31,	14,726	4,631	2,886	126	1,959	1,081
	14,726	4,631	2,886	126	1,959	1,081

NOTE 10 — RECENT DEVELOPMENTS CORRESPONDING TO THE THREE-MONTH PERIOD ENDED MARCH 31, 2017 FOR THE TELECOM GROUP

a)             Pre-cancelation of Personal’s bank loan

On January 28, 2015, Personal had signed a loan agreement with a foreign bank for US$40.8 million (equivalent to $353 at such date). The capital was fully cancelable in 27 months (bullet) with quarterly interest payments.

On February 7, 2017, with the maturity of the interest service, Personal proceeded to fully prepay the loan, paying US$40.8 million of capital (equivalent to $606), US$1 million of interest (equivalent to $16) and US$0.3 million of pre-cancellation fee (equivalent to $5).

b)             NDF to hedge interest rate fluctuations

During 1Q17, Personal entered into several hedging agreements (NDF) to cover fluctuations in the LIBOR rate of the loan with the International Financing Corporation in an amount of US$400 million. These NDF allow fixing the variable rate to be set as from March 15, 2017 and for the full loan term, ranging from 2.087% to 2.4525% nominal per annum (a weighted average of 2.2258% nominal per annum).

c)              Sofora, Nortel and Telecom Group’s corporate reorganization

The Reorganization

On March 31, 2017, each of the Board of Directors of Sofora, Personal and Nortel (together, the “Absorbed Companies”) and Telecom Argentina approved a preliminary reorganization agreement (“Compromiso Previo de Fusión”) (the “Preliminary Reorganization Agreement”). Under the terms of the Preliminary Reorganization Agreement, Telecom Argentina will absorb to Nortel, Sofora and Personal according to the provisions of sections 82 and 83 of the LGS, subject to the approval of the relevant extraordinary general shareholders’ meetings in the case of Telecom Argentina, Personal, Nortel and Sofora and special shareholders’ meetings in the case of the Company and to other authorizations (the “Reorganization”).

As a consequence of the reorganization and with effect as of the date thereof: (i) the total equities of the Absorbed Companies will be transferred to Telecom Argentina to the book values of such items in the respective Special Individual Reorganization Financial Statements. According to this, Telecom Argentina will acquire all rights, obligations and responsibilities of any nature of Personnel, Sofora and Nortel; (ii) Telecom Argentina will be the continuing company of all Personal, Sofora and Nortel activities; (iii) Personal, Sofora and Nortel will be dissolved without liquidation and (iv) Nortel’s shares and ADS’s and Soforas’ and Personal’s ordinary shares will be cancelled.

As a consequence of the Reorganization, the Company will:

(i)	distribute a portion of the Company’s Telecom Argentina Class “A” Shares to the holders of Sofora Common Shares,
(ii)	convert the Company’s remaining Telecom Argentina Class “A” Shares to Telecom Argentina Class “B” Shares,
(iii)

distribute all of the Company’s Telecom Argentina Class “B” Shares (including all of Nortel’s Telecom Argentina Class “B” Shares that will be converted from Telecom Argentina Class “A” Shares) to the holders of Nortel’s Class “B” Preferred Shares, and

(iv)	cancel all of the Company’s Class “B” preferred shares and ordinary shares.

Telecom Argentina will not issue any new Class “B” Shares or Class “A” Shares in connection with the Reorganization. The Reorganization is subject to certain authorizations of ENACOM.

If the Reorganization is approved at the shareholders meetings of the Absorbed Companies and Telecom Argentina, such companies expect to enter into a definitive reorganization agreement (the “Final Reorganization Agreement”), which will be filed with the Argentine administrative authorities in accordance with applicable corporate procedures.

Since (i) Nortel and Sofora are holding companies with no operations or assets other than direct and indirect interests, respectively, in Telecom Argentina and (ii) Personal is a wholly-owned subsidiary of Telecom Argentina, Telecom Argentina does not expect any material changes in its statement of financial position or income statement. The Reorganization will be accounted for under the Absorbed Companies basis of accounting, as permitted by IFRS as issued by the IASB. Under this method, assets and liabilities of the Absorbed Companies will be incorporated into Telecom Argentina at their respective book values.

As of the date of this issuance of these consolidated financial statements, the Reorganization is subject to the satisfaction of the following conditions:

(i)                                                   approval of the Reorganization on the terms and conditions set forth in the Preliminary Reorganization Agreement by the shareholders of the Absorbed Companies and Telecom Argentina at each of their respective general extraordinary shareholders’ meetings (in the case of Telecom Argentina, Personal, Nortel and Sofora) and special shareholders’ meetings in the case of the Company;

(ii)                                                the subscription of the Final Reorganization Agreement;

(iii)                                             the procuration of certain regulatory approvals by ENACOM;

(iv)                                            the amortization in full of 140,704,640 common shares issued by Sofora owned by W de Argentina-Inversiones S.A. (“WAI”) representing 32% of Sofora’s capital stock; and

(v)                                               Telecom Argentina has conditioned its technical and operational systems with the capacity to absorb the operations of Personal, Nortel and Sofora.

In addition, the perfection of the Reorganization’s corporate and administrative procedures is subject to the following conditions, among others, (i) obtaining the administrative consent of the CNV with respect to the Reorganization, (ii) the registration of the Final Reorganization Agreement with the IGJ and (iii) the procurement of any other authorization that would be required by other regulatory bodies (SEC, among others).

Amortization of Sofora shares

In March 2017, WAI offered to Sofora and Sofora accepted with the consent of Fintech, the controlling shareholder of Sofora, an offer to amortize, in two tranches, all of the 140,704,640 shares issued by Sofora and owned by WAI. As a result of the amortization, Sofora agreed to pay WAI an amount equal to the par value of WAI’s shares of capital stock issued by Sofora, such amount being equivalent to $140,704,640, and issue in the name of WAI one or more dividend certificates (any such certificate, a Class “A” “Bono de Goce”) evidencing WAI’s rights to dividends up to an aggregate amount of up to US$470 million less the amounts paid to amortize the shares of Sofora owned by WAI.

As a result of the amortization of the first tranche of the shares issued by Sofora owned by WAI representing 17% of Sofora’s capital stock, a Class “A” dividend certificate (“Bono de Goce”) will be issued in favor of WAI, which will grant WAI the right to dividends up to a maximum amount of U$S 249,687,500 less the US dollar equivalent of $74,749,340.

As a result of the amortization of the second tranche of the shares issued by Sofora owned by WAI representing the remaining 15% of Sofora’s capital stock, which is subject to ENACOM authorization, an additional Class “A” Bono de Goce will be issued in favor of WAI for an amount equivalent to US$ 220,312,500 less the US dollar equivalent of $65,955,300. By the end of the amortizations, Fintech will be the sole shareholder of Sofora.

The principal terms and conditions of each Bono de Goce provide that: (i) dividend payments of up to the maximum amount under the Bono de Goce will be made only if and when Sofora resolves to pay a dividend, (ii) dividend payments made by Sofora shall be paid to the holder of the Bono de Goce with priority over all other shareholders of Sofora, (iii) all dividends to be paid under the Bono de Goce will be paid by Sofora with liquid and realized profits (ganancias realizadas y líquidas), (iv) the maximum amount of dividends to be collected under the Bono de Goce shall accrete every year on June 1 on the amount of dividends that remain unpaid by Sofora as of May 31 of the relevant year at a rate that will be set by the Board of Directors of Sofora and WAI, (v) Sofora has a right to redeem the Bono de Goce at any time after the later of 36 months from the date of issuance or the payment of 60% of the maximum amount of dividends under the Bono de Goce and, whatever occur at last (vi) in the event that Sofora is absorbed by another continuing company of Sofora’s activities, the preference of the Class “A” Bono de Goce will remain only in respect of those shares of the continuing company that Sofora’s shareholders receive according to the expected exchange ratio of the Reorganization, so that this preference does not affect the other shareholders of the absorbing company, meaning that, in the case of the Reorganization, the preference for the Class “A” Bono de Goce will only be verified with respect to the Class “A” Shares of Telecom Argentina that receives Fintech and will not affect the Class “B” Shares of Telecom Argentina.

If the Reorganization is consummated, Telecom Argentina will assume all the rights and obligations of Sofora as issuer of the Class “A” Bonos de Goce. In no event shall the dividend rights under the Class “A” Bonos de Goce affect the dividend rights of holders of Telecom Argentina Class “B” Shares.

d)             Sale of the Company’s interest in Personal to Telecom Argentina

On March 31, 2017, the Company’s Board of Directors approved the sale of its interest of 120,000 shares of Personal to Telecom Argentina (representing 0.008% of Personal capital stock) for an amount of $4, which were fully paid in April. As a result of this transaction, as of March 31, 2017, Telecom Argentina owns 100% of Personal.

e)              Radiolectric Spectrum Fees

In October 2016 Personal modified the criteria used for the statement of some of its commercial plans (“Abono Fijo”) for purposes of paying the radioelectric spectrum fees (derecho de uso de espectro radioeléctrico or “DER”), taking into account certain changes in such plans’ composition. This meant a reduction in the amount of fees paid by Personal.

In March 2017, the ENACOM demanded Personal to rectify its statements, requiring that such plans’ statements continue to be prepared based on the previous criteria. Personal believes that it has solid legal arguments to defend its position, so, as a consequence, filed the applicable administrative recourse. However, it cannot be assured that such arguments will be accepted by the ENACOM. The difference resulting from both sets of liquidation criteria is of approximately $23 million per month since October 2016, plus interests.

f)               Claims of some Personal Content Providers

In the framework of the general reorganization of the content business started out by Personal in 2016, and given the upcoming expiration of agreements with content providers, some of the latter have been notified that such agreements will not be renewed.

By virtue of that communication, three of those companies initiated and obtained in court (between January 12, 2017 and February 24, 2017), precautionary measures against Personal, in order to avoid that the duly notified decision of not renewing the agreements be effective, and thus, forcing Personal to refrain from disconnecting or interrupting the contractual relationship on the scheduled dates.

On February 24, 2017, the ENACOM notified Personal the Resolution 2017-1122-APN-ENACOM # MCO, which set out that Mobile Operators may receive, in every respect, a percentage that should not exceed 40% of the services invoiced on behalf and to the order of providers of audiotext and mass calling Value Added Services. In addition, the Resolution sets forth a 30-day period to file under the ENACOM the interconnection contracts or the addenda to the existing ones, that ensure adjustments to the contracts already in force and with relation to the services rendered by the members of the Argentine Mobile Value Added Corporation (Cámara Argentina de Valor Agregado Móvil or “CAVAM”).

On March 22, 2017, Personal based on the advice of its legal counsel and due to its solid arguments, filed a recourse requiring the revocation of Resolution No. 2017-1122-APN-ENACOM # MCO. However, if the recourse is not successful, Personal’s revenues could be negatively impacted. If this occurs, it cannot be guaranteed that it will not have an adverse effect on our results of operations, financial condition and cash flows.

g)             The Company and Telecom Argentina’s declaration as proper taxpayer

Pursuant to Law No. 27,260, Argentine companies that have properly fulfilled their tax obligations during the two fiscal year periods prior to the 2016 fiscal year and comply with other requirements may qualify for an exemption from the personal assets tax for the 2016, 2017 and 2018 fiscal years. The request for this tax exemption should be filed before March 31, 2017.

Nortel and Telecom Argentina have already filed this request, related to the payment of the tax on personal property— on behalf of Shareholders. As a consequence, Nortel recorded in 2016 the reversal of the tax credit on personal property — on behalf of Shareholders and the corresponding liability that it had previously recorded; on the other hand, Telecom Argentina recorded in 2017 the reversal of the current tax credit on personal property — on behalf of Shareholders and the corresponding liability that it had recorded as of December 31, 2016 which amounted to $8 and has discontinued recording such receivables and liabilities since January 1, 2017.

Notwithstanding, it cannot be assured that in the future, the Company and Telecom Argentina can fulfill those requirements and maintain the referred exemption.

h)             Document on “Consultation on ICT Network Service Quality”

Through SECTIC Resolution No. 3-E/17 published on March 13, 2017, the ICT Secretary declared the opening of the procedure provided by the “General Regulation of Public Hearings and Consultation Documents for ICT Services” in relation to the document “Consultation on ICT Network Service Quality.” On April 12, 2017, Telecom Argentina and Personal submitted to the ICT Secretary its opinions and proposals for the published consultation.

i)                Núcleo’s dividends distribution

The Ordinary Shareholders’ Meeting of Núcleo held on March 28, 2017, approved the distribution of cash dividends for an amount $109 (that correspond to 40,000 million of Guaraníes translated to argentine pesos at the exchange rate of the approval day). According to this, the total dividends amount that will be paid is as follows:

Month of dividends payment	Dividends corresponding to Personal	Dividends corresponding to non- controlling shareholders – ABC Telecomunicaciones	Total
May 2017	37	18	55
October 2017	37	17	54
Total	74	35	109

j)                Interest rate applicable to the matters under Labor Courts of the City of Buenos Aires

On May 21, 2014 the National Labor Court of Appeals agreed, as a result of a divided vote, that the interest rate applicable to the matters under its jurisdiction in the City of Buenos Aires shall be the nominal annual rate for personal loans with free use of funds of the Argentine National Bank for a 49 to 60 month term (3% per month). The Court also resolved that in those cases that the Court sentences are still pending, this new rate shall be applied as from the date on which each amount is due.

As from 2002 the above mentioned Court had resolved to apply the interest rate resulting from the monthly average of the interest rate used by the National Bank of Argentina for the granting of loans (1.972% per month). Therefore, this disposition represents an increase in the interest rate, which the Telecom Group has reflected in its assessment of the provisions for pending labor claims.

As of the date of issuance of the annual financial statements at December 31, 2016, Telecom Group’s Management, with the assistance of its legal counsel, considered that there were strong legal arguments to challenge the retroactive application of the new rate. However, it could not be assured the outcome of the Court of Appeals’ decision until courts set uniform criteria through future rulings.

However, during the first quarter of 2017 the labor courts have applied the new rate criterion retroactively as from the date each amount is considered due. Telecom Group has appealed these decisions but the National Labor Court of Appeals validated the criterion mentioned in recent cases and extraordinary appeals have been dismissed before the Supreme Court. For this reason, as of March 31, 2017, Telecom Group has recorded provisions that it considers sufficient to cover the impacts that these rulings could have.

k)             Modification of the forms to be submitted by affidavits related to the FFSU contributions

In accordance with ENACOM Resolution No. 6,981-E/16 issued on October 19, 2016, the FFSU and the FFSU Investment Contribution Settlement and Interest Report forms were approved and will be in force since January 1, 2017, being operationally implemented since March 2017. As a result, Telecom Argentina and Personal have continued submitting the presentation of their monthly payments to the ENACOM, with the existing formalities prior to the Resolution No. 2,642/16. Taking into consideration the changes introduced in the Affidavits Form approved by the regulation, Telecom Argentina and Personal made a presentation to the Regulatory Authority exposing the need to introduce amendments to the forms in order to continue deducting the SU services that both companies are providing.

On May 4, 2017, ENACOM Resolution No. 2,884/17 was published in the Official Bulletin. This Resolution amends the Affidavits Form of the FFSU contributions, adding, within the possible deductions, the “Discount Annex Res. SC 154/10 Art 1st Section B) i) 2nd paragraph”. Said rule allows deducting, until the Regulatory Authority issue its regulation, any amounts that eventually may correspond to SU Initial Programs or other than those provided for in Annex III of Decree No. 764/00, in accordance with the provisions of Section 2 of Decree No. 558/08 and Section 6 of Annex III of Decree No. 764/00, replaced by Decree No. 558/08.

NOTE 11 — SUBSEQUENT EVENTS TO MARCH 31, 2017

a)        Resolutions of the Company’s Annual General Ordinary and Extraordinary Shareholders’ Meeting

The Company’s Annual General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2017 resolved, among other items, the following:

1.              To approve the Company’s Annual Report and financial statements as of December 31, 2016;

2.              To ratify the anticipated distribution of dividends for an amount of $540 approved on October 24, 2016; and

3.              To increase in $1,652 the “Voluntary reserve for future dividends payments”.

b)        Resolutions of the General Unanimous Ordinary and Extraordinary Shareholders’ Meeting of Personal

Personal General Unanimous Ordinary and Extraordinary Shareholders’ Meeting held on April 7, 2017 resolved, among other items, the following:

1.              To approve Personal’s Annual Report and financial statements as of December 31, 2016;

2.              To increase in $2,812 the “Reserve for future cash dividends” (equivalent to the remaining Retained Earnings as of December 31, 2016); and

3.              Withdraw the total amount of the “Voluntary Reserve for Financing of Working Capital and Investments in Capital Expenditures in the Country” in the amount of $1,470 and increase the “Reserve for Future Cash Dividends” with this withdrawal.

c)         Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting of Telecom Argentina

Telecom Argentina’s General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2017, resolved, among other items, the following:

1.              To approve Telecom Argentina’s Annual Report and financial statements as of December 31, 2016;

2.              The constitution of a “Voluntary reserve for future dividends payments” amounting to $3,975 (equivalent to the total Retained Earnings as of December 31, 2016);

3.              Partially withdraw the “Voluntary reserve for capital investments” in the amount of $2,730 and increase the “Voluntary reserve for future dividends payments” with this withdrawal, and

4.              Withdraw the total amount of the “Voluntary reserve for future investments” in the amount of $2,904 and increase the “Voluntary reserve for future dividends payments” with this withdrawal.

d)        TU VES shares purchase option for Núcleo

On October 4, 2016, Núcleo’s Board of Directors authorized the execution of the shares purchase option that TU VES S.A (Chile) granted to Núcleo in order to acquire the controlling interest in TUVES Paraguay S.A. (“Tuves”).

On October 6, 2016 Tuves’ shareholders accepted Núcleo’s proposal for executing the shares purchase option (70% Tuves’ total capital), which is subject to the approval of the Comisión Nacional de Telecomunicaciones (“CONATEL”).

On April 21, 2017 the CONATEL notified Núcleo that on April 11, 2017, by Resolution No. 460/2017, the CONATEL’s Board of Directors authorized TU VES S.A. (Chile) to transfer to Núcleo 350 shares of Tuves (70% Tuves’ total capital). With this authorization provided by CONATEL, Núcleo will proceed to close the adquisition in the terms agreed with the sellers during the second quarter of 2017.

e)         Loan with the Inter-American Investment Corporation

In April 2017, Personal and the Inter-American Investment Corporation (“IIC”), a member of the Inter-American Development Bank (“IDB”) Group, signed a loan agreement (“IIC Loan”) for an amount of US$100 million and for a six year period, payable in 8 equal half-yearly installments since the 24th month, with a 6 month LIBO rate + 400bp. The funds of this loan will be allocated to deploy the 4G network and for financing working capital and other financial needs. The loan terms include standard commitments and covenants for this type of financial transactions.

Baruki González
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 16, 2017	By:	/s/Maria Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations